Exhibit 99.2

Management’s Discussion
and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

PAN AMERICAN SILVER CORP.	#

PAN AMERICAN SILVER CORP.	#

PAN AMERICAN SILVER CORP.	#

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
August 5, 2020
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019 (the "2019 Financial Statements"), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020 (the “Q2 2020 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2019 Financial Statements, and the Q2 2020 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Pan American’s significant accounting policies are set out in Note 3 of the 2019 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold", “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, "total debt", "capital", and “working capital", which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning under IFRS. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per ounce sold”, “cash costs per ounce sold”, “adjusted earnings“ and “basic adjusted earnings per share”, "total debt", "capital", and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q2 2020 Financial Statements.
Any reference to “Cash Costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Peru, Mexico, Argentina, Bolivia, and Canada. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineable reserves and resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

Pan American is committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner. Our core environmental, social, governance ("ESG") values are: caring for the environment in which we operate; contributing to the long-term development of our host communities; ensuring safe and secure workplaces for our employees; and contributing to the welfare our employees, local communities and government; and, operating transparently.
The Company sets annual corporate performance goals with an effort to instill a high level of understanding and commitment by those who carry out our day-to-day business activities. Goals and performance against these goals are reported in our sustainability report, which also includes our ESG, and health and safety performance. Our 2019 sustainability report (the "Sustainability Report") released on May 8, 2020 is available on our website at www.panamericansilver.com.
As part of our commitment to driving global sustainable development and contributing to the United Nations Sustainable Development Goals, we became signatories to the United Nations Global Compact in July 2020. As a signatory, we will annually report our progress beginning in 2021 on embedding the United Nations Global Compact Principles into business operations.
Governance
The Health, Safety, Environment, and Communities Committee ("HSEC Committee") of the Company's board of directors (the "Board of Directors") provides oversight related to health and safety and guidance to management in ensuring mine operations and project development are conducted in an environmentally and socially responsible manner. The full charter of the HSEC Committee is available at www.panamericansilver.com.

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Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
At the management level, an ESG Committee reports to the Board’s HSEC Committee, and is comprised of cross-departmental senior and executive management representatives, including: the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Senior Vice President, Corporate Affairs and Sustainability, the Senior Vice President, Technical Services & Process Optimization, the Vice President Sustainability, Diversity and Inclusion, the Vice President, Environment, and the Vice President, Mineral Processing, Tailings & Dams.
The ESG Committee meets frequently and is responsible for establishing and overseeing the Company's ESG policies and performance, and monitoring the Company's human rights programs.
Health and Safety
Pan American is deeply committed to protecting the health, safety and well-being of our employees, contractors, suppliers, and communities where we operate. We believe that operating safe mines and building a culture of safety are directly related to our operational success and the ability to create long-term value for all of our stakeholders.
Environmental
Environmental Stewardship
We are committed to operating our mines and developing our new projects in an environmentally responsible manner. Guided by our Environmental Policy, we take measures to minimize and mitigate the environmental impacts of our operations in each phase of the mine life cycle, from early exploration through development, construction and operation, up to and after the mine’s closure. We are actively implementing the Mining Association of Canada’s Towards Sustainable Mining ("TSM") program at all of our mines.
We have a company-wide goal, connected to our annual executive compensation plan, of incurring zero significant environmental incidents ("SEI") at our operations. An SEI is defined as an incident that has a direct negative impact on the environment, or the communities outside the Company's mines or project sites, including environmental incidents that significantly impact communities' perceptions of the Company. We have had no SEIs in 2020.
We conduct corporate environmental audits of our operations to monitor and continuously improve environmental performance. Environmental staff from all mines occasionally participate in some of the audits, which improves commitment, definition and adoption of best practices, integration and consolidation of company-wide standards across our operations. In 2019, environmental audits were conducted on the Manantial Espejo, La Arena, and Shahuindo mines. In 2018, audits were conducted at the San Vicente, Huaron and Morococha mines. No material issues were identified in either the 2019 or 2018 environmental audits. No audits were conducted in 2020 due to COVID 19 travel restrictions.
Climate Strategy
We recognize that climate change is a threat to the global environment, society, our stakeholders and our business. We support the recommendations from the Financial Stability Board Task Force on Climate Related Financial Disclosure ("TCFD"), and we are working towards their implementation, targeting 2021 for the release of our first TCFD-aligned report. We will also continue to report on our emissions, targeted emission reductions, climate risks and other climate-related actions in our annual sustainability reports.
In Q2 2020 we completed a physical risk scenario analysis for our mines in operation and post-closure. Results of the analysis are included in our Sustainability Report. Our Morococha and Shahuindo mines became the first mines in Peru to complete stage 1 of a new national government carbon footprint program called "Huella de Carbono" Peru.
Tailings
We continuously work to ensure that all tailings storage facilities, dams, heap leach pads, and waste stockpiles are robustly designed, built, operated, maintained and closed in accordance with our internal standards, the TSM

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Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Tailings Management protocol, the Canadian Dam Association guidelines, and known global best practices in order to prevent any incidents or failures. Our tailings storage facilities and water dams are subject to routine inspections, audits, geotechnical and environmental monitoring, annual reviews, and independent reviews to continually improve systems and methods in order to minimize potential harm associated with these long-term facilities.
In Q2 2020 we progressively advanced the implementation of the Towards Sustainable Mining protocol at all our sites and ensured safe management of tailings facilities during mine suspensions related to the COVID-19 pandemic. All installations are in satisfactory condition, and continue to be monitored to confirm all readings and trends are acceptable.
Water
Effective water stewardship is essential to developing access to valuable water resources, protecting shared resources, respecting the rights of other water users, and where possible avoiding impacts that may occur within and beyond our operating boundaries. This involves closely managing our use of freshwater, investigating ways of using water more efficiently, minimizing negative impacts on water quality and, in many instances, developing access to water resources for regional benefits that were previously unknown or undeveloped.
In Q2 2020, we continued to implement the TSM Water Stewardship protocol and had no material incidents or non-compliance related to water in the quarter.
Corporate Social Responsibility
Community Engagement
We have adopted formal policies, procedures, and industry best practices to manage our impacts and contribute to the social and economic development of these communities. Our social management framework provides a consistent methodology for measuring and tracking social impacts and sustainability performance across our mines, while offering the flexibility needed to tailor our approach to the circumstances of each operation. Components of our management framework include:
•Community teams at each operation are responsible for community engagement, impact management, and program implementation.
•Response mechanisms help us understand and respond to community questions, concerns or complaints around the perceived or actual impacts of our activities.
•Participatory baseline assessments conducted with communities and third parties help us understand a community’s social context, the potential impacts of our activities, and communities of interest and vulnerable groups.
•Programs and initiatives intended to provide long-term sustainable benefits are designed in collaboration with communities.
We conduct social audits at all operations to help us monitor and manage the impacts of our activities on communities, our work force, and in our regional supply chains. Our audit framework is based on the ISO 26000 guidance on social responsibility and incorporates content from best practices and other standards, including the United Nations Guiding Principles on Business and Human Rights, as well as the TSM Protocol on Community and Aboriginal Relationships. During 2020, we conducted the social audit of Manantial Espejo in Argentina.
During the COVID-19 pandemic, we engage with communities to understand the effects of the virus on the health and safety of the residents. To this date, we have donated over $1 million towards hygiene and sanitation practices and campaigns, education, food donations to vulnerable groups, medical equipment and personal protection equipment.
At the same time, we paused the implementation of our local economic development programs at the request of some of the communities. The majority of these programs are in the process of being reinitiated.

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Human Rights
In 2019, Pan American adopted its Global Human Rights Policy that is based on the three pillars of the United Nations Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises. This policy consolidates several of our existing objectives in the areas of environment, labour, diversity and social responsibility. It formalizes our approach to fostering a positive human rights culture throughout our organization and our work to prevent, minimize or mitigate adverse impacts from our activities on our employees, communities, and other external stakeholders.
We took additional steps to align with international human rights best practices in 2019 and conducted a gap assessment of our security practices against the requirements of the Voluntary Principles on Security and Human Rights and UNICEF Canada’s Child Rights and Security Checklist at two of our three operations with armed security forces: La Colorada in Mexico and Escobal in Guatemala. In 2020, we completed the final assessment at Dolores in Mexico.
Our on-going community engagement, social audit process, and response mechanisms are designed to help us identify actual and potential human rights risks resulting from our activities and take appropriate steps to manage and mitigate these risks. Our social audit process screens for human rights risks in the provisions of certain contractor and subcontractor agreements, as well as from contractor security practices. Our new Supplier Code of Conduct provides an additional framework to help manage human rights risks in our supply chain. We also follow the guidelines set by the World Gold Council’s Conflict-Free Gold Standard, which helps us ensure that our actions do not contribute to human rights violations.
Indigenous Rights
Through our acquisition of Tahoe Resources Inc. ("Tahoe"), we now operate three mines located near Indigenous communities – our two Timmins mines in Canada and the Escobal mine in Guatemala. Mining operations at our Escobal mine in Guatemala, are suspended while the government of Guatemala completes an International Labour Organization 169 consultation process with local Indigenous communities.
Pan American recognizes and respects the rights, cultures, heritage and interests of Indigenous peoples. We are committed to building and maintaining positive relationships with Indigenous groups through on-going engagement, identification of mutually beneficial opportunities, and fulfillment of our obligations under the Impact Benefit Agreements (IBAs) that we have with the First Nation communities near our Timmins operation.

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Q2 2020 HIGHLIGHTS

Operations
•Coronavirus disease ("COVID-19") pandemic impact
Pan American's normal operations in Mexico, Peru, Argentina and Bolivia were suspended for various durations during Q2 2020 in order to comply with mandatory national quarantines imposed in response to the COVID-19 pandemic. The Company conducted care and maintenance activities at the suspended operations until the government restrictions were lifted and Pan American determined it was safe to resume operations. As well, limited production continued at the Shahuindo, La Arena and Dolores operations from the circulation of process solutions on the heap leach pads.
On June 1, 2020, the Company announced that operations had resumed at its Dolores and La Colorada mines in Mexico, which followed the restart of its Shahuindo and La Arena mines in Peru, its San Vicente mine in Bolivia, and its Manantial Espejo operations in Argentina. These mines are currently operating at reduced capacities to accommodate new protocols in response to COVID-19 (as described in the Company's news release dated July 20, 2020). While operations resumed at the Huaron and Morococha mines in Peru in June, both operations were moved back into care and maintenance on July 20, 2020 in response to several workers at the mines testing positive for COVID-19. Reduced workforces will conduct care and maintenance activities at Huaron and Morococha until it is determined that normal operations can safely resume. The Timmins West and Bell Creek mines in Canada have continued to operate at 90% of capacity since the start of the pandemic in mid-March 2020 in order to comply with physical distancing and operating protocol requirements.
Detailed protocols have been introduced at all mines to protect the health and safety of the workforce. These protocols include strict sanitary measures, return-to-work health screenings, in some cases testing for the COVID-19 virus, and where applicable, contact tracing and quarantining. Pan American has been remobilizing the workforces gradually in order to provide greater physical distancing and to allow time to adopt as well as progressively assess and refine the pandemic related operating protocols.
The COVID-19 pandemic has resulted in a humanitarian crisis in many of the communities where Pan American operates. The Company is supporting the people in its communities through donations of food and hygiene and medical supplies, providing health care support, assisting with sanitation efforts, and facilitating access to education.
Further discussion on the operational status of each mine is included in the "Q2 2020 Operating Performance" section of this MD&A under the sub-heading "Impact of COVID-19", while the impact on 2020 annual guidance is included in the "2020 Annual Operating Outlook" section of the MD&A.
•Silver production of 2.79 million ounces
Consolidated silver production for the three months ended June 30, 2020 (" Q2 2020") of 2.79 million ounces was 57% lower than the 6.47 million ounces produced in the three months ended June 30, 2019 ("Q2 2019"), primarily reflecting the suspensions related to COVID-19.
•Gold production of 96.6 thousand ounces
Consolidated gold production for Q2 2020 of 96.6 thousand ounces was 38% lower than the 154.6 thousand ounces produced in Q2 2019, primarily reflecting the suspensions related to COVID-19.
•Base metal production
Zinc production in Q2 2020 was 4.3 thousand tonnes, 75% less than Q2 2019 production. Lead production of 1.7 thousand tonnes was 75% less than Q2 2019 production. Copper production of 0.3 thousand tonnes was 86% less than Q2 2019 production, reflecting the COVID-19 related suspensions.

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Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Financial
•Revenue and net income
Revenue in Q2 2020 of $249.5 million was 27% lower than in Q2 2019, primarily due to decreased quantities of metal sold on account of lower metal production, partially offset by higher realized precious metals prices.
Net income of $19.4 million ($0.10 basic income per share) was recorded for Q2 2020 compared with net income of $18.5 million ($0.09 basic income per share) in Q2 2019. The quarter-over-quarter increase in earnings mainly reflects a $45.0 million increase in investment income, reflecting gains recognized in Q2 2020 on the sale and fair-value measurements of certain equity investments owned by the Company; partially offset by a $46.4 million increase in care and maintenance costs, attributable to the temporary suspension of operations as a result of the COVID-19 pandemic. Mine operating earnings in Q2 2020 were comparable to those in Q2 2019 on account of a $91.0 million decrease in revenues being largely offset by an $88.3 million decrease in cost of sales, both reflective of the COVID-19 suspensions during Q2 2020.
Adjusted earnings: of $58.4 million, ($0.28 adjusted earnings per share) was recorded in Q2 2020 compared to the revised Q2 2019 adjusted earnings of $13.4 million ($0.06 basic adjusted earnings per share). Excluded in Q2 2020 were COVID-19 related care and maintenance costs of $46.5 million, amongst other items.
Cash flow from operations: in Q2 2020 totaled $62.8 million, $20.8 million less than the $83.5 million generated in Q2 2019.
•Liquidity and working capital position
As at June 30, 2020, the Company had cash and short-term investment balances of $261.6 million, working capital of $471.6 million, and $300.0 million available under its $500.0 million revolving credit facility (the "Credit Facility"). Total debt of $236.9 million was related to the drawn portion of the Credit Facility ($200.0 million) and to lease liabilities.
•Q2 2020 Cash Costs per ounce sold
•Silver Segment Cash Costs were $6.23 per silver ounce sold.
•Gold Segment Cash Costs were $905 per gold ounce sold.
•Q2 2020 All-In Sustaining Costs per ounce sold (“AISC”)
•Silver Segment AISC were $12.54 per silver ounce sold.
•Gold Segment AISC were $1,015 per gold ounce sold.
•Consolidated AISC per silver ounce sold, including by-product credits from the Gold Segment gold production, were negative $3.14 per silver ounce sold.
Cash Costs and AISC are non-GAAP measure, please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measure to the Q2 2020 Financial Statements.
OPERATING PERFORMANCE

Impact of COVID-19
•Operational Status
The following section describes the current operating status of our mines in each of the countries where we operate.
Argentina
On March 20, 2020, the federal government of Argentina imposed mandatory social distancing on its population. This national quarantine included a suspension order for non-essential businesses including mining; however, mining was subsequently deemed an essential business by the federal government on April 3, 2020. The Company

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Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019 temporarily suspended its Manantial Espejo operations and assigned a work-from-home directive for its administrative Argentine personnel on March 23, 2020 in order to comply with this mandatory social distancing measure. Underground mining at the Manantial Espejo mine resumed on April 26, 2020 at approximately 60% to 70% of capacity. The plant is operating at full throughput capacity with ore from the underground mines at Manantial Espejo and Joaquin, supplemented with available low-grade stockpile resources. Underground mining resumed at Joaquin on May 2, 2020 with high-grade stockpiled ore being hauled to the Manantial Espejo plant for processing. COSE and Joaquin underground works resumed on May 4, 2020. Pan American expects to begin hauling mined ores from COSE and Joaquin to the Manantial Espejo plant in the third quarter of 2020 while stockpiling ores on-site in the meantime.
Bolivia
On March 22, 2020, the Bolivian government announced a national quarantine. The Company halted all supply deliveries and personnel transport to its San Vicente mine, and subsequently suspended operations in an orderly manner, assigning a work-from-home directive for its administrative personnel and support offices in compliance with the national quarantine. On May 2, 2020, the government authorized the resumption of mining activities. Underground development activities at the San Vicente mine resumed on May 12, 2020, and underground mining resumed on May 18, 2020 at reduced capacity. Plant operations resumed on June 1, 2020 at modestly reduced capacity to comply with physical distancing restrictions.
Canada
The Timmins West and Bell Creek mines (together "Timmins") continued to operate throughout the six months ended June 30, 2020 ("H1 2020"). Health and safety protocols consistent with those recommended by the local and provincial health authorities, best management practices and the World Health Organization were adopted in March 2020 and continue to be refined as new recommendations are adopted. The Company also adopted a work-from-home initiative for its Ontario, Canada administrative personnel and began to voluntarily reduce mine and plant throughput in order to further enhance physical distancing throughout the operations, offices, and personnel transport systems. The Timmins mines continue to operate at modestly reduced capacity to comply with physical distancing restrictions.
Mexico
On March 17, 2020, Mexico’s Senate announced the need to retire the vulnerable population from conducting activities that could increase the possibility of becoming infected from the COVID-19 virus. On March 19, 2020 the Company began to demobilize vulnerable workers, assigned a work-from-home directive for its administrative personnel and reduced the operational workforce at its mines in Mexico by approximately 30% in order to increase physical distancing throughout the operations, offices, and personnel transport systems. On March 31, 2020, Mexico's Ministry of Health issued a National Agreement for the immediate suspension of non-essential activities until April 30, 2020, which was subsequently extended to May 30, 2020, leaving open the possibility to restart non-essential businesses later in May 2020 at reduced capacity in municipalities where active COVID-19 infections are considered to be low or non-existent. The Company suspended its La Colorada and Dolores operations in early April to comply with this National Agreement.
On May 24, 2020, underground mining and processing activities resumed at La Colorada at modestly reduced capacities to accommodate physical distancing restrictions. Work on advancing the two new mine ventilation raises continued throughout the suspension. The pre-grouting program for both raises is proceeding well, with completion and commissioning of the 345 to 528 level underground ventilation raise expected in the third quarter of 2020. The larger exhaust ventilation raise from surface to underground remains on schedule to be completed by year-end 2020.
At the Dolores mine, open pit mining, crushing, and heap leaching production activities resumed on June 1, 2020 at modestly reduced capacity to accommodate physical distancing restrictions. The pulp agglomeration plant restarted in mid-June 2020; whereas the underground mining recommenced in July 2020. During the suspension, circulation of process solutions on the heap leach pads continued, with gold and silver produced from pad inventory at reduced rates. Construction activity on the heap leach pad expansion will resume in the fourth quarter of 2020 once the rain season has passed.

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Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Peru
On March 15, 2020, the government of Peru declared a National State of Emergency requiring a national quarantine. The Company assigned a work-from-home directive for its administrative personnel and temporarily suspended operations at its four Peruvian mines: Shahuindo, La Arena, Huaron and Morococha in order to comply with the State of Emergency declaration.
The Shahuindo and La Arena mines' open pit mining and run-of-mine heap leach activities resumed on May 15, 2020 at modestly reduced capacities to accommodate physical distancing restrictions. Construction of the Shahuindo heap leach pad expansion and La Arena waste dump preparation resumed in June 2020.
During the suspensions at both Shahuindo and La Arena, circulation of process solutions on the heap leach pads continued, with gold produced from pad inventory at about 40% of the expected production rate.
While operations resumed at the Huaron and Morococha mines on June 7, 2020 and June 23, 2020, respectively, they were returned to care and maintenance on July 20, 2020 in response to several workers at the mines testing positive for COVID-19. Reduced workforces will conduct care and maintenance activities at Huaron and Morococha until it is determined that normal operations can safely resume.
•2020 Annual Operating Outlook
Given the uncertainties regarding the COVID-19 pandemic, on May 5, 2020 the Company withdrew its 2020 annual production, Cash Costs, AISC and capital expenditure forecasts, as provided in the 2019 annual MD&A dated March 12, 2020 (collectively the " Original 2020 Guidance"). The Company has provided revised 2020 annual guidance in the "2020 Annual Operating Outlook" section of this MD&A.
•Financial Impact
The financial impact of the COVID-19 pandemic on the Company is indeterminable at this time; however, as described in the "Liquidity and Capital Position" section of this MD&A, based on the Company's financial position, the results of a management performed COVID-19 disruption and liquidity analysis, and the Company's access to capital, management believes that the Company’s liquidity is sufficient to satisfy our anticipated 2020 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. To provide additional flexibility and liquidity, Pan American has deferred certain capital expenditures and exploration spending.
Financial and other COVID-19 related risks are further discussed in the "Risks and Uncertainties" section of this MD&A.
Silver and Gold Production
The following table provides silver and gold production at each of Pan American’s operations for the three and six month periods ended June 30, 2020 and 2019. Production in 2019 for the Shahuindo, La Arena, and Timmins mines is subsequent to the February 22, 2019 closing date of the acquisition, as described in the "Acquisition of Tahoe" section of this MD&A. Each operation’s production variances are further discussed in the “Individual Mine Performance” section of this MD&A.

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Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019

	Silver Production (ounces ‘000s)				Gold Production (ounces ‘000s)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019	2020	2019	2020	2019
Operations:
La Colorada	801	2,045	2,394	4,035	0.6	1.1	1.7	2.1
Dolores	915	1,226	2,145	2,339	17.7	28.5	44.8	58.5
Huaron	211	948	982	1,885	0.1	0.2	0.2	0.5
Morococha(1)	47	615	504	1,313	—	0.3	0.3	0.9
San Vicente(2)	265	940	1,003	1,790	—	0.1	0.1	0.2
Manantial Espejo	503	652	1,198	1,176	3.5	5.4	9.9	10.3
Shahuindo(3)	40	35	104	45	26.8	46.8	75.7	61.3
La Arena(3)	5	6	13	9	13.7	28.4	42.4	43.1
Timmins (3)	4	5	9	7	34.2	43.8	77.5	58.2
Total (4)	2,791	6,474	8,352	12,599	96.6	154.6	252.7	235.1
(1)Morococha data represents Pan American's 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Reflects production results subsequent to the February 22, 2019 closing date of the Acquisition as described in the "Acquisition of Tahoe" section of this MD&A.
(4)Totals may not add due to rounding.
Silver Production
Consolidated silver production in Q2 2020 of 2.79 million ounces was 57% lower than the 6.47 million ounces produced in Q2 2019, primarily driven by the COVID-19 mine suspensions.
Gold Production
Consolidated gold production in Q2 2020 of 96.6 thousand ounces was 38% lower than the 154.6 thousand ounces produced in Q2 2019. The decrease was attributable to lower throughput at Dolores, Shahuindo and La Arena due to the COVID-19 mine suspensions, partially offset by drawing down heap inventories while continuing circulation of process solutions on the heap leach pads at these operations throughout the suspensions.

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Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Base Metal Production
The following table provides the Company’s base metal production for the three-month and six-month periods ended June 30, 2020 and 2019:

	Base Metal Production
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Zinc – kt	4.3	17.4	17.4	34.2
Lead – kt	1.7	6.8	7.0	13.4
Copper – kt	0.3	2.1	2.2	4.1
Zinc, lead and copper production in Q2 2020 were each lower than Q2 2019 production, largely the result of the COVID-19 mine suspensions.
Cash Cost and AISC
The quantification of both Cash Costs and AISC measures is described in detail, and where appropriate reconciled to the Q2 2020 Financial Statements, in the "Alternative (Non-GAAP) Performance Measures" section of this MD&A.
The following table reflects the Cash Costs and AISC net of by-product credits at each of Pan American’s operations for the three and six month ended June 30, 2020, as compared to the same periods in 2019. Gold Segment mines’ cost measures for 2019 represent results from February 22, 2019 onwards.

	Cash Costs(1) ($ per ounce)				AISC(1) ($ per ounce)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019	2020	2019	2020	2019
La Colorada	7.13	2.82	7.20	2.48	12.56	5.07	10.70	4.20
Dolores	2.23	6.87	1.20	5.24	12.95	22.30	17.88	24.21
Huaron	3.93	1.64	6.69	3.00	6.61	4.45	9.32	6.48
Morococha	12.90	3.69	12.36	1.11	17.42	10.47	19.90	5.92
San Vicente	2.61	10.18	12.79	10.21	4.52	10.60	15.09	10.90
Manantial Espejo	16.24	18.35	14.76	21.47	16.54	14.01	15.55	18.74
Silver Segment Consolidated (2)	6.23	6.67	7.50	6.08	12.54	10.67	14.31	10.75
Shahuindo	632	546	623	557	747	719	764	709
La Arena	1,082	652	844	648	1,259	1,441	1,228	1,374
Timmins(3)	1,092	875	1,012	910	1,171	937	1,106	992
Gold Segment Consolidated (2)(3)	905	696	817	718	1,015	977	987	1,007

Consolidated AISC per silver ounce sold(3)(4):					(3.14)	6.06	1.15	8.21
Consolidated AISC before NRV inventory adjustments					(3.62)	6.40	(0.36)	7.75
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q2 2020 Financial Statements.
(2)Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated AISC is based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
(3)2019 Timmins, Gold Segment, and Consolidated AISC were adjusted to reflect amounts recast, and presented, for the three and six months ended June 30, 2019 as if Timmins had not been classified as held for sale.
(4)Consolidated silver basis total is calculated per silver ounce sold with total gold revenues included within by-product credits. G&A costs are included in the consolidated AISC, but not allocated in calculating AISC for each operation.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Cash Costs
Silver Segment Cash Costs per ounce in Q2 2020 were $6.23, $0.44 lower than in Q2 2019. The decrease is largely due to lower costs at Dolores from: the devaluation of the Mexican Peso, higher gold prices more than offsetting the lower quantities of gold sold, and the continued production from the heap leach pad.
Gold Segment Cash Costs per ounce in Q2 2020 were $905, $209 higher than in Q2 2019. Gold Segment Cash Costs were negatively impacted by mine sequencing at the La Arena operation, resulting in less ore tonnes at lower grades with greater waste haulage rates and mine sequence changes, largely to extract lower grade ore extensions discovered adjacent to reserves at Timmins
AISC
Silver Segment AISC for Q2 2020 of $12.54 was $1.87 higher than Q2 2019 AISC. The increase is primarily the result of higher sustaining capital per ounce, as certain critical projects continued throughout the suspension of normal mining operations, and an increase in net realizable value ("NRV") inventory adjustments per ounce.
Gold Segment AISC for Q2 2020 of $1,015 was $38 higher than Q2 2019 AISC, largely reflecting the same factors impacting Gold Segment Cash Costs, as described above. The increase was partially offset by lower sustaining capital per ounce, primarily at La Arena, as well as a decrease in spending on other major earthwork projects at both La Arena and Shahuindo due to the COVID-19 related suspensions.
Consolidated AISC, based on total silver ounces sold net of by-product credits from all metals other than silver, was negative $3.14 per ounce in Q2 2020, a $9.20 decrease from Q2 2019. The quarter-over-quarter variance was largely the result of an increase in the weighting of gold relative to silver in revenues, thereby reducing consolidated silver basis AISC. The increased proportion of gold revenues was due to higher gold prices, the continued leaching of gold at the Dolores, Shahuindo and La Arena operations, and gold production from the Timmins operation.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Individual Mine Performance
An analysis of performance at each operation in Q2 2020 compared with Q2 2019 follows. The project capital amounts invested in Q2 2020 are further discussed in the "Project Development Update" section of this MD&A.
La Colorada mine

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Tonnes milled – kt	85.0	193.9	259.2	380.7
Average silver grade – grams per tonne	320	357	315	359
Average zinc grade - %	3.03	3.21	2.81	3.14
Average lead grade - %	1.42	1.68	1.37	1.64
Production:
Silver – koz	801	2,045	2,394	4,035
Gold – koz	0.58	1.09	1.66	2.10
Zinc – kt	2.22	5.51	6.31	10.61
Lead – kt	1.05	2.86	3.03	5.49

Cash Costs - $ per ounce(1)	7.13	2.82	7.20	2.48

Sustaining capital - $ thousands(2)	3,441	3,631	8,193	5,843

Care and maintenance costs - $ thousands	7,999	—	7,999	—

AISC - $ per ounce(1)	12.56	5.07	10.70	4.20

Payable silver sold - koz	716	1,965	2,555	4,012
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $2.4 million and $6.1 million of investing activity cash outflows for Q2 2020 and H1 2020, respectively (Q2 2019 and the six months ended June 30, 2019 ("H1 2019"): $2.8 million and $4.4 million, respectively) related to investment capital incurred on the La Colorada projects, as disclosed in the “Project Development Update” section of this MD&A.
Q2 2020 vs. Q2 2019
Production:
•Silver: 61% decrease, primarily due to the COVID-19 related mine suspension. The Company expects to complete an underground ventilation raise and install an underground booster fan in the third quarter of 2020. When completed, the mine will be able to ramp up production from the high-grade sulfide veins in the eastern part of the mine. Operations were suspended in early April, 2020 and resumed May 24, 2020, at modestly reduced capacity.
•By-products: 60% and 64% decreases in zinc and lead production, respectively, due to the mine suspension described above.
Cash Costs: increased $4.31 per ounce as a result of the mine suspension and mine sequencing into lower silver grades, resulting in higher unit operating costs per ounce, as well as lower by-product credits from lower base metal grades and prices, and higher concentrate treatment and refining charges. Cash costs exclude care and maintenance costs incurred during the COVID-19 related suspension.
Sustaining Capital: primarily related to underground infrastructure investments, including developing short and long term ventilation raises, equipment replacements, lease payments for equipment, near-mine exploration activities, and tailings storage facility expansions.
AISC: the $7.49 per ounce increase was due to the same factors affecting Cash Costs, in addition to higher sustaining capital per ounce as a result of investment in critical capital projects, which continued during the suspension. AISC exclude care and maintenance costs incurred during the COVID-19 related suspension.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Dolores mine

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Tonnes placed – kt	685.0	1,593.5	2,590.1	3,433.9
Average silver grade – grams per tonne	29	32	35	30
Average gold grade – grams per tonne	0.46	0.52	0.56	0.51
Production:
Silver – koz	915	1,226	2,145	2,339
Gold – koz	17.7	28.5	44.8	58.5

Cash Costs - $ per ounce(1)	2.23	6.87	1.20	5.24

Sustaining capital - $ thousands(2)	9,550	14,965	24,675	28,032

Care and maintenances costs - $ thousands	10,175	—	10,175	—

AISC - $ per ounce(1)	12.95	22.30	17.88	24.21

Payable silver sold - koz	1,260	1,183	2,410	2,194
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $nil and $nil of investing activity cash outflows for Q2 2020 and H1 2020, respectively (Q2 2019 and H1 2019: $nil and $0.4 million, respectively) related to investment capital incurred on the Mexico projects, as disclosed in the “Project Development Update” section of this MD&A.
Q2 2020 vs. Q2 2019
Production:
•Silver: 25% lower primarily due to the COVID-19 related mine suspension, partially offset by an increase in the ratio of ounces recovered to stacked from the circulation of process solutions on the heap leach pad, which continued throughout the mine suspension drawing down the recoverable silver and gold inventories in the heap. Operations were suspended in early April 2020 and resumed June 1, 2020, at modestly reduced capacity.
•Gold: 38% lower for the same reasons described for silver production.
Cash Costs: decreased $4.64 per ounce, primarily due to lower operating costs from the devaluation of the MXN and the decrease in activities during the ramp-down to suspend operations and subsequent ramp-up, as well as increased by-product credits from higher gold prices, which more than offset the lower gold production. Cash Costs exclude care and maintenance costs incurred during the COVID-19 related suspension.
Sustaining Capital: Q2 2020 expenditures related primarily to pre-stripping expenditures, leach pad expansions, and mine equipment replacements.
AISC: the decrease was due to the same factors affecting Cash Costs, in addition to lower sustaining capital. AISC exclude care and maintenance costs incurred during the COVID-19 related suspension.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Huaron mine

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Tonnes milled - kt	53.6	250.2	256.8	490.2
Average silver grade – grams per tonne	148	139	144	141
Average zinc grade - %	2.59	2.54	2.55	2.41
Average lead grade - %	1.40	1.19	1.30	1.18
Average copper grade - %	0.57	0.79	0.82	0.76
Production:
Silver – koz	211	948	982	1,885
Gold – koz	0.06	0.24	0.22	0.48
Zinc – kt	1.11	4.89	4.95	9.02
Lead – kt	0.54	2.31	2.50	4.40
Copper – kt	0.18	1.50	1.55	2.79

Cash Costs - $ per ounce(1)	3.93	1.64	6.69	3.00

Sustaining capital - $ thousands	581	2,144	1,994	5,362

Care and maintenance costs - $ thousands	8,503	—	10,758	—

AISC-$ per ounce(1)	6.61	4.45	9.32	6.48

Payable silver sold – koz	271	829	868	1,648
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q2 2020 vs. Q2 2019
Production:
•Silver: 78% lower, primarily due to the COVID-19 related mine suspension. Operations were suspended on March 15, 2020 and resumed June 7, 2020, although subsequently suspended again as disclosed in the Company's July 20, 2020 news release.
•By-products: zinc, lead and copper production were 77%, 76% and 88% lower, respectively, primarily as a result of the COVID-19 related mine suspension.
Cash Costs: increased $2.29 per ounce primarily due to decreased base metal prices and higher treatment and refining charges, which were only partially offset by lower operating costs per ounce due to certain one-time accruals related to vacation pay and mining concessions benefiting costs in the current period. Cash Costs exclude care and maintenance costs incurred during the COVID-19 related suspension.
Sustaining Capital: comprised mainly of equipment and facility leases, and final payments for the mine deepening project.
AISC: increased by $2.16 per ounce as a result of the same factors that caused the increase in Cash Costs. AISC exclude care and maintenance costs incurred during the COVID-19 related suspension.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Morococha mine(1)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Tonnes milled – kt	15.8	170.3	154.7	339.7
Average silver grade – grams per tonne	118	127	117	136
Average zinc grade - %	3.21	3.66	3.37	3.83
Average lead grade - %	1.15	1.15	1.19	1.24
Average copper grade - %	0.37	0.37	0.41	0.44
Production:
Silver – koz	47	615	504	1,313
Gold – koz	0.03	0.27	0.31	0.90
Zinc – kt	0.43	5.48	4.54	11.26
Lead – kt	0.14	1.57	1.46	3.34
Copper – kt	0.03	0.34	0.40	0.91

Cash Costs - $ per ounce(2)	12.90	3.69	12.36	1.11

Sustaining capital (100%) - $ thousands(3)	830	3,715	3,066	5,649

Care and maintenance costs - $ thousands	7,900	—	10,103	—

AISC - $ per ounce(2)	17.42	10.47	19.90	5.92

Payable silver sold (100%) - koz	55	565	463	1,257
(1)Production figures are for Pan American’s 92.3% share only, unless otherwise noted.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(3)Sustaining capital expenditures exclude $0.2 million and $0.6 million of investing activity cash outflows for Q2 2020 and H1 2020, respectively (Q2 2019 and H1 2019: $0.5 million and $0.7 million, respectively) related to Morococha plant studies, and is included in Other Projects as disclosed in the “Project Development Update” section of this MD&A.
Q2 2020 vs. Q2 2019
Production:
•Silver: 92% lower due to the COVID-19 related mine suspension. Operations were suspended on March 15, 2020 and resumed June 23, 2020, although subsequently being suspended again as disclosed in the July 20th, 2020 press release.
•By-products: zinc, lead and copper production decreased by 92%, 91% and 91%, respectively, for the same reason described above.
Cash Costs: were $9.21 per ounce higher, primarily due to lower zinc grades and lower base metal prices, which resulted in higher unit costs per ounce, which was only partially offset by lower operating costs per ounce due to certain one-time accruals related to vacation pay and mining concessions benefiting costs in the current period. Cash Costs exclude care and maintenance costs incurred during the COVID-19 related suspension.
Sustaining Capital: primarily related to near-mine exploration, mine equipment replacements, and equipment and facility leases.
AISC: $6.95 per ounce higher due to the same factors affecting quarter-over-quarter Cash Costs and an increase in sustaining capital per ounce, partially offset by an increase in cost-reducing NRV adjustments. AISC exclude care and maintenance costs incurred during the COVID-19 related suspension.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
San Vicente mine(1)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Tonnes milled – kt	30.8	87.2	113.5	170.5
Average silver grade – grams per tonne	297	371	301	363
Average zinc grade - %	2.15	2.22	1.74	2.42
Average lead grade - %	—	0.13	—	0.10
Average copper grade - %	0.35	0.31	0.28	0.32
Production:
Silver – koz	265	940	1,003	1,790
Gold – koz	0.04	0.13	0.15	0.22
Zinc – kt	0.51	1.50	1.56	3.30
Lead – kt	0.02	0.08	0.02	0.12
Copper – kt	0.09	0.22	0.26	0.40

Cash Costs - $ per ounce (2)	2.61	10.18	12.79	10.21

Sustaining capital (100%) - $ thousands	232	414	2,157	1,404

Care and maintenance costs - $ thousands	2,890	—	2,890	—

AISC - $ per ounce(2)	4.52	10.60	15.09	10.90

Payable silver sold (100%) - koz	158	1,152	998	2,273
(1)Production figures are for Pan American’s 95.0% share only, unless otherwise noted.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q2 2020 vs. Q2 2019
Production:
•Silver: 72% lower primarily due to the COVID-19 related mine suspension. Operations were suspended on March 25, 2020 and resumed May 12, 2020, at a modestly reduced capacity.
•By-products: the 66% and 61% decrease in zinc and copper production, respectively, was the result of the mine suspension described above.
Cash Costs: were $7.57 per ounce lower due to lower treatment and refining charges from a reclassification of Q1 2020 charges, partially offset by decreased by-product credits due to lower base metal prices. Cash Costs exclude care and maintenance costs incurred during the COVID-19 related suspension.
Sustaining Capital: Q2 2020 expenditures primarily related to mine infrastructure investments, near-mine exploration, and tailings storage facility investments.
AISC: the $6.08 per ounce decrease was due primarily to the same factors that decreased Cash Costs, partially offset by higher sustaining capital per ounce in the period. AISC exclude care and maintenance costs incurred during the COVID-19 related suspension.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Manantial Espejo mine

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Tonnes milled - kt	122.3	152.6	283.4	341.2
Average silver grade – grams per tonne	137	139	146	119
Average gold grade – grams per tonne	0.95	1.19	1.16	1.04
Production:
Silver – koz	503	652	1,198	1,176
Gold – koz	3.49	5.37	9.95	10.30

Cash Costs - $ per ounce(1)	16.24	18.35	14.76	21.47

Sustaining capital - $ thousands(2)	1,059	664	1,776	1,385

Care and maintenance costs - $ thousands	3,644	—	5,617	—

AISC - $ per ounce(1)	16.54	14.01	15.55	18.74

Payable silver sold - koz	522	782	1,253	1,184
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $1.7 million and $5.2 million of investing activity cash outflows for Q2 2020 and H1 2020, respectively (Q2 2019 and H1 2019: $7.0 million and $12.9 million, respectively) related to the development of the Joaquin and COSE projects as disclosed in the “Project Development Update” section of this MD&A.
Q2 2020 vs. Q2 2019
Production:
•Silver and Gold: decreased 23% and 35%, respectively, primarily due to the COVID-19 related mine suspension, as well as lower gold grades due to the processing of low-grade stockpile resources to supplement the underground ore mined at Manantial Espejo and Joaquin, which are operating at reduced capacity due to COVID-19 restrictions and particularly severe winter weather conditions. Operations at Manantial Espejo were suspended on March 20, 2020 and resumed April 26, 2020 while underground mining at Joaquin resumed May 2, 2020.
Cash Costs: were $2.11 per ounce lower, primarily as a result of lower operating costs from lower diesel prices and the devaluation of the Argentine peso, and higher by-product credits per ounce due to higher gold prices. Cash Costs exclude care and maintenance costs incurred during the COVID-19 related suspension.
Sustaining Capital: primarily related to lease payments for diesel generators on site and process plant equipment.
AISC: the $2.53 per ounce increase was due primarily to a decrease in cost reducing non-cash NRV inventory adjustments and higher sustaining capital expenditures, which more than offset the factors resulting in lower quarter-over-quarter Cash Costs. AISC exclude care and maintenance costs incurred during the COVID-19 related suspension.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Shahuindo mine

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019(1)
Tonnes milled - kt	1,722.4	3,212.7	4,654.5	4,450.6
Average silver grade – grams per tonne	9	7	9	7
Average gold grade – grams per tonne	0.57	0.59	0.60	0.61
Production:
Silver – koz	40	35	104	45
Gold – koz	26.83	46.83	75.75	61.29

Cash Costs - $ per ounce(2)	632	546	623	557

Sustaining capital - $ thousands(3)	3,473	6,835	11,317	7,065

Care and maintenance costs - $ thousands	2,890	—	3,748	—

AISC $ per ounce(2)	747	719	764	709

Payable gold sold	33,737	43,946	85,739	52,546
(1)The Shahuindo mine was acquired on February 22, 2019, and as such, the six months ended June 30 2019 financial and operating results of the mine has only been reported, and included in the Company's consolidated results, from this date forward.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(3)Sustaining capital expenditures exclude $nil and $0.1 million of investing activity cash outflows for Q2 2020 and H1 2020, respectively (Q2 2019 and H1 2019: $1.8 million and $1.8 million, respectively) related to the payment of final invoices for the crushing and agglomeration plant completed by Tahoe, and is included in Other Projects as disclosed in the “Project Development Update” section of this MD&A.
Q2 2020 vs. Q2 2019
Production:
•Gold: 43% lower, primarily due to the COVID-19 related mine suspension, partially offset by production from the circulation of process solutions on the heap leach pads, which continued throughout the mine suspension. Operations were suspended on March 15, 2020 and resumed May 15, 2020, at a modestly reduced capacity.
Cash Costs: were $86 per ounce higher, primarily due to higher operating costs per ounce, partially offset by higher by-product credits due to higher silver sales. Cash Costs exclude care and maintenance costs incurred during the COVID-19 related suspension.
Sustaining Capital: Q2 2020 expenditures primarily related to leach pad expansions, site infrastructure improvements, and payments for leased mining equipment.
AISC: increased by $28 per ounce due to the same factors that caused the increase in Cash Costs, partially offset by lower sustaining capital expenditures. AISC exclude care and maintenance costs incurred during the COVID-19 related suspension.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
La Arena mine

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019(1)
Tonnes milled - kt	1,627.3	2,296.7	2,675.7	2,915.9
Average silver grade – grams per tonne	1	—	1	—
Average gold grade – grams per tonne	0.26	0.42	0.29	0.43
Production:
Silver – koz	5	6	13	9
Gold – koz	13.66	28.42	42.36	43.13

Cash Costs - $ per ounce(2)	1,082	652	844	648

Sustaining capital - $ thousands	2,086	21,470	14,783	31,926

Care and maintenance costs - $ thousands	2,509		3,332	—

AISC - $ per ounce(2)	1,259	1,441	1,228	1,374

Payable gold sold	13,430	28,124	40,092	45,258
(1)The La Arena mine was acquired on February 22, 2019, and as such, the six months ended June 30 2019 financial and operating results of the mine has only been reported, and included in the Company's consolidated results, from this date forward.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q2 2020 vs. Q2 2019
Production:
•Gold: 52% decrease, primarily due to the COVID-19 related mine suspension, as well as expected lower ore tonnes and gold grades during the current phase of the open pit mine, partially offset by production from the circulation of process solutions on the heap leach pads, which continued throughout the mine suspension. Operations were suspended on March 15, 2020 and resumed May 15, 2020, at a modestly reduced capacity.
Cash Costs: increased by $430 per ounce from higher operating costs related to a lower capitalization rate of waste mining on account of mine sequencing, as well as lower gold grades. Cash Costs exclude care and maintenance costs incurred during the COVID-19 related suspension.
Sustaining Capital: comprised mainly of capitalized deferred stripping, waste storage facility expansions, and near-mine exploration.
AISC: decreased by $182 per ounce, as the factors that resulted in higher Cash Costs were more than offset by lower sustaining capital per ounce, primarily from the decrease in capitalized waste mining and the completion of leach pad expansions in 2019. AISC exclude care and maintenance costs incurred during the COVID-19 related suspension.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Timmins mines

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019(1)
Tonnes milled - kt	381.2	411.3	825.8	593.0
Average silver grade – grams per tonne	—	—	—	—
Average gold grade – grams per tonne	2.81	3.28	2.91	3.13
Production:
Silver – koz	4	5	9	7
Gold – koz	34.20	43.78	77.51	58.17

Cash Costs - $ per ounce(2)	1,092	875	1,012	910

Sustaining capital - $ thousands(3)	2,227	2,074	5,725	3,987

Care and maintenance costs - $ thousands			—	—

AISC - $ per ounce(2)	1,171	937	1,106	992

Payable gold sold	36,700	44,000	80,180	60,700
(1)The Timmins mines were acquired on February 22, 2019, and as such, the six months June 30 2019 financial and operating results of these mines have only been reported, and included in the Company's consolidated results, from this date forward.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales. 2019 Cash Costs and AISC were adjusted to reflect amounts recast, and presented, for the three and six months ended June 30, 2019 as if Timmins had not been classified as held for sale.
(3)Sustaining capital expenditures exclude $0.2 million and $1.2 million of investing activity cash outflows for Q2 2020 and H1 2020, respectively (Q2 2019 and H1 2019: $0.9 million and $2.2 million, respectively) related to investment capital incurred on the Timmins projects, as disclosed in the “Project Development Update” section of this MD&A.
Q2 2020 vs. Q2 2019
Production:
•Gold: a 22% decrease due to the mines operating at approximately 90% of planned capacity in order to accommodate new protocols related to COVID-19, as well as lower grades that are partially attributable to encountering more ore but at lower grades in the mined areas at the Bell Creek mine and to mine sequencing at the Timmins West mine.
Cash Costs: an increase of $217 per ounce, primarily as a result of the lower production.
Sustaining Capital: primarily related to tailings storage facility expansions, mine equipment refurbishments and replacements, near-mine exploration, and lease payments for mining equipment.
AISC: the $234 per ounce increase was the result of the same factors that increased Cash Costs as well as higher sustaining capital per ounce.
2020 ANNUAL OPERATING OUTLOOK

On May 6, 2020, the Company withdrew its 2020 annual production, Cash Costs, AISC and capital expenditure forecasts, as provided in the 2019 annual MD&A dated March 12, 2020. The decision to withdraw 2020 Guidance was based on the uncertainties regarding the impact of the COVID-19 pandemic on our operations.
The Company has revised its 2020 annual production, Cash Costs, AISC and capital expenditure forecasts, which has been included in the following section. These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
2020 Silver and Gold Production, Cash Costs and AISC Forecasts:

	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($ per ounce)	AISC ($ per ounce)(1)
Silver Segment:
La Colorada	6.40 - 7.20	4	6.20 - 7.00	9.50 - 10.50
Dolores	4.00 - 4.80	99.0 - 104.0	(5.60) - (3.90)	3.90 - 7.40
Huaron	2.00 - 2.20	1.00	8.20 - 9.10	11.80 - 12.80
Morococha (92.3%)(2)	1.20 - 1.40	1.0	11.00 - 12.30	16.80 - 18.40
San Vicente (95.0%)(3)	2.20 - 2.60	—	14.30 - 16.20	16.10 - 18.20
Manantial Espejo, COSE, and Joaquin	3.00 - 3.50	24.0 - 27.0	13.80 - 15.90	15.30 - 17.70
Total (4,5)	18.80 - 21.70	130.0 - 138.0	6.20 - 7.70	10.50 - 12.50
Gold Segment:
Shahuindo	0.20 - 0.30	147.0 - 164.0	590 - 660	860 - 960
La Arena	—	103.0 - 114.0	760 - 860	1,140 - 1,260
Timmins	—	145.0 - 159.0	1,030 - 1,060	1,175 - 1,240
Total (4,5)	0.20 - 0.30	395.0 - 437.0	800 - 860	1,050 - 1,125
Total Production (5)	19.00 - 22.00	525.0 - 575.0
Consolidated Silver Basis (4)			n/a (6)	(3.00) - 0.75
(1)Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for further information on these measures. The cash costs and AISC forecasts assume realized prices and exchange rates for H1 2020 and the following price and exchange rate assumptions for H2 2020: metal prices of $18.25/oz for silver, $1,850/oz for gold, $2,050/tonne ($0.93/lb) for zinc, $1,775/tonne ($0.81/lb) for lead, and $6,150/tonne ($2.79/lb) for copper; and H2 2020 average exchange rates relative to 1 USD of 22.50 for the Mexican peso ("MXN"), 3.50 for the Peruvian sol ("PEN"), 77.53 for the Argentine peso ("ARS"), 6.91 for the Bolivian boliviano ("BOB"), and $1.35 for the Canadian dollar ("CAD").
(2)Morococha data represents Pan American’s 92.3% interest in the mine's production.
(3)San Vicente data represents Pan American’s 95.0% interest in the mine's production.
(4)As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A, corporate general and administrative costs, and exploration and project development expenses are included in Consolidated Silver Basis AISC, but are not allocated in calculating AISC for the Silver and Gold Segments
(5)Totals may not add due to rounding.
(6)Pan American does not provide guidance for cash costs on a Consolidated Silver Basis, as AISC guidance better reflects costs on a Consolidated Silver Basis.
2020 Consolidated Base Metal Production Forecasts

	Zinc (kt)	Lead (kt)	Copper (kt)
Consolidated Production	40.0 - 43.0	17.0 - 18.0	4.3 - 4.9

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
2020 Capital Expenditure Forecasts:

2020 Capital Investment ($ millions)
La Colorada	19.0 - 19.5
Dolores	42.0 - 42.5
Huaron	5.5 - 6.0
Morococha	5.5 - 6.0
San Vicente	3.5 - 4.0
Manantial Espejo, COSE, and Joaquin	3.0
Shahuindo	44.5 - 45.5
La Arena	40.0 - 41.0
Timmins	23.0 - 24.0
Sustaining Capital Total	185.0 - 189.0
La Colorada Skarn project	13.5 - 14.0
Timmins expansion	4.0 - 4.5
Other	7.5
Project Capital	25.0 - 26.0
Total Capital	210.0 - 215.0

PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent at each of Pan American’s major projects in Q2 2020 compared with Q2 2019:

Project Development Capital (1)	Three months ended June 30,		Six months ended June 30,
(thousands of USD)
	2020	2019	2020	2019
Mexico projects	2,410	2,754	$6,052	$4,756
Joaquin and COSE projects	1,702	7,047	5,247	12,901
Timmins projects	218	911	1,226	2,172
Other	247	2,743	724	3,500
Total	4,577	13,455	$13,249	$23,329
(1)Categorization of the Q2 2019 amounts have been changed from those reported in the Q2 2019 MD&A to conform to the current period categorizations.
During Q2 2020, the Company achieved the following progress on its projects:
Mexico Projects:
The Company spent $2.4 million on exploration drilling activities relating to the La Colorada skarn deposit.
Joaquin and COSE Projects:
The Company spent $1.7 million on COSE project development during Q2 2020, directed mainly at advancing development of the underground mine. This development work was suspended on March 23, 2020 in response to COVID-19 related measures, and resumed on May 4, 2020. It is expected that processing of ore mined from COSE at the Manantial Espejo plant will commence in the third quarter of 2020. Development of the Joaquin and COSE projects was substantially completed in 2019.

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Timmins Projects:
The Company spent $0.2 million on projects at Timmins in Q2 2020, primarily related to purchasing equipment and materials for an expansion of operations, which has been delayed due to the COVID-19 pandemic.
OVERVIEW OF Q2 2020 FINANCIAL RESULTS

Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past ten quarters as well as selected annual results for the past two years. The dominant factors affecting results in the quarters and years presented below are the volatility of realized metal prices and the timing of sales, which vary with the timing of shipments and impairment charges. The fourth quarter of both 2019 and 2018 included impairment charges to the Manantial Espejo mine and the COSE and Joaquin projects.

2020	Quarter Ended
(In thousands of USD, other than per share amounts)	March 31	June 30
Revenue	$358,428	$249,509
Mine operating earnings	$50,058	$48,386
Earnings for the period attributable to equity holders	$(76,807)	$20,063
Basic earnings per share	$(0.37)	$0.10
Diluted earnings per share	$(0.37)	$0.10
Cash flow from operating activities	$114,051	$62,750
Cash dividends paid per share	$0.050	$0.050
Other financial information
Total assets		$3,295,833
Total long-term financial liabilities(1)		$455,358
Total attributable shareholders’ equity		$2,390,027
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

2019	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31(1)	June 30(1)	Sept 30(1)	Dec 31	Dec 31
Revenue(2)	$253,699	$340,494	$352,187	$404,379	$1,350,759
Mine operating earnings(2)	$15,770	$37,740	$77,168	$98,610	$229,288
Earnings for the period attributable to equity holders	$2,783	$5,053	$50,975	$51,927	$110,738
Basic earnings per share	$0.02	$0.02	$0.26	$0.25	$0.55
Diluted earnings per share	$0.02	$0.02	$0.26	$0.25	$0.55
Cash flow from operating activities	$(12,911)	$83,518	$81,948	$129,473	$282,028
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.140
Other financial information
Total assets					$3,461,682
Total long-term financial liabilities(3)					$517,776
Total attributable shareholders’ equity					$2,463,099
(1)Amounts differ from those originally reported in the respective quarter due to: (1) the finalization of the purchase price allocation which was retrospectively applied, the most significant change being the removal of the previously recorded $30.5M bargain purchase gain; and, (2) amounts presented retrospectively as if Timmins had not been classified as held for sale.
(2)Concurrent with the acquisition of Tahoe, the Company classified the Timmins mines as a discontinued operation held for sale and, in the third quarter of 2019, reclassified to be a continuing operation after a change in management's intentions. As a result, the previously recorded first and second quarters have been recast to present the Timmins mines as continuing operations.
(3)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019

2018	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$206,961	$216,460	$187,717	$173,357	$784,495
Mine operating earnings (loss)	$55,124	$54,851	$(4,412)	$(4,666)	$100,897
Earnings (loss) for the period attributable to equity holders	$47,376	$36,187	$(9,460)	$(63,809)	$10,294
Basic earnings (loss) per share	$0.31	$0.24	$(0.06)	$(0.42)	$0.07
Diluted earnings (loss) per share	$0.31	$0.24	$(0.06)	$(0.42)	$0.07
Cash flow from operating activities	$34,400	$66,949	$41,699	$11,930	$154,978
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.140
Other financial information
Total assets					$1,937,476
Total long-term financial liabilities(1)					$96,828
Total attributable shareholders’ equity					$1,508,212
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Income Statement: Q2 2020 vs. Q2 2019
Net earnings of $19.4 million was recorded in Q2 2020 compared to net earnings of $18.5 million in Q2 2019, which corresponds to basic earnings per share of $0.10 and $0.09, respectively.
The following table highlights the differences between net earnings in Q2 2020 compared with Q2 2019:

Net earnings, three months ended June 30, 2019 (in thousands of USD)		$18,499	Note
Revenue:
Increased realized metal prices	$46,070
Lower quantities of metal sold	(154,481)
Decreased direct selling costs	12,799
Decreased negative settlement adjustments	4,627
Total decrease in revenue		(90,985)	(1)
Cost of sales:
Decreased production costs and decreased royalty charges	$78,856		(2)
Decreased depreciation and amortization	9,457		(3)
Total decrease in cost of sales		88,313
Total decrease in mine operating earnings		(2,672)
Increased care and maintenance costs		(46,361)	(4)
Increased investment income		45,001	(5)
Increased other expense		(6,155)	(6)
Decreased income tax expense		4,214	(7)
Decreased exploration and project development expense		3,467	(8)
Decreased transaction and integration costs		3,446	(9)
Decreased interest and finance expense		3,112	(10)
Increased foreign exchange loss		(1,062)
Increased general and administrative expense		(1,168)
Increased net loss on commodity contracts, derivatives and asset sales		(640)
Decreased dilution gain, net of share of income from associate		(269)
Net earnings, three months ended June 30, 2020		$19,412

1.Revenue for Q2 2020 was $91.0 million lower than in Q2 2019, as a result of decreased quantities of metal sold, partially offset by higher realized prices, lower treatment and refining charges and negative concentrate settlement adjustments. The lower quantities of metal sold reflect the lower production as a result of the previously discussed COVID-19 related mine suspensions. The lower quantities sold were partially offset by higher precious metal prices with realized gold and silver prices being 30% and 11% higher than those in Q2 2019, respectively, though this in-turn was partially offset by lower realized base metal prices.

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Three months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
Silver	$16.58	$14.90	3,074	6,509
Gold	$1,708	$1,312	112.8	152.5
Zinc	$1,791	$2,783	3.0	15.3
Lead	$1,643	$1,875	1.6	6.6
Copper	$5,217	$6,100	0.5	1.7
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2.Production and Royalty costs in Q2 2020 were $78.9 million lower than in Q2 2019. The decrease was driven by a $76.7 million, or 34%, decline in production costs and by a $2.1 million decrease in royalty costs. The lower production costs reflect the lower sales volumes, primarily gold and silver which were down from Q2 2019 levels 26% and 53%, respectively, in addition to lower based metals sales volumes, all due primarily to the COVID-19 related mine suspensions in Q2 2020. Approximately $62.8 million of the quarter-over-quarter production cost decrease was attributable to the underground mines having no production during the suspensions (excluding the Timmins mines, which continued operating throughout Q2 2020). Partially offsetting these decreases was a $3.7 million increase in negative (cost adding) NRV adjustments.
3.Depreciation and amortization ("D&A") expense was $9.5 million lower than in Q2 2019, reflecting: (i) lower D&A due to lower sales volumes as a result of the COVID-19 related mine suspensions; (ii) $11.5 million of D&A on certain assets at the suspended mines being included in care and maintenance costs; partially offset by, (iii) a $12.5 million increase in D&A at the Timmins mine due to the accounting rule that D&A not be taken on that asset in Q2 2019 while it was classified as held-for-sale.
4.Care and maintenance costs were $52.2 million in Q2 2020, a $46.4 million increase from Q2 2019, reflecting the COVID-19 related mine suspensions during Q2 2020.
5.Investment income was $47.5 million in Q2 2020, $45.0 million higher than in Q2 2019. Investment income in Q2 2020 was largely driven by gains recognized in relation to the partial disposition of the Company's investment in Maverix Metals Inc. ("Maverix"). During Q2 2020, the Company sold 10.4 million shares in Maverix, recording a $22.1 million gain on the sale. The remainder of the quarter-over-quarter increase in investment income largely reflects fair value "mark-to-market" adjustments and realized gains on the Company's equity investments in New Pacific Metals Corp.
6.Other expense was $6.2 million higher in Q2 2020 compared to Q2 2019, driven largely by $3.1 million of commissions and transactions costs associated with the sale of Maverix and New Pacific Metals Corp. shares during the quarter, and the settlement of certain claims by former contractors of the Company.
7.Income tax expense of $4.7 million in Q2 2020 was $4.2 million lower than the $8.9 million in Q2 2019. The decreased expense was primarily due to the fact that much of the income for the quarter was generated by the gains on sales of various equity investments, which were sheltered by accumulated tax losses not previous recognized.
8.Exploration and project development expense was $3.5 million lower in Q2 2020 compared to Q2 2019 as a result of exploration activities being curtailed during the COVID-19 related mine suspensions.
9.Transaction and integration costs were $3.4 million lower in Q2 2020 because no such costs were recorded whereas in Q2 2019, $3.5 million of such costs were incurred in relation to the Tahoe acquisition.
10. Interest and finance costs were $3.1 million lower in Q2 2020, reflecting both a lower amount drawn on the Company's Credit Facility and lower interest rates compared to Q2 2019.

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Statement of Cash Flows: Q2 2020 vs. Q2 2019
Cash flow from operations in Q2 2020 totaled $62.8 million, $20.8 million less than the $83.5 million generated in Q2 2019. The decrease was mainly attributable to the suspension of our Latin American operations during Q2 2020, which resulted in a considerable increase in mine care and maintenance costs relative to Q2 2019. Care and maintenance costs in Q2 2020 were only partially offset by an $11.1 million increase in cash from changes in non-cash operating working capital and a $4.9 million decrease in tax payments.
Working capital changes in Q2 2020 resulted in a $31.3 million source of cash compared with a $20.1 million source of cash in Q2 2019. The Q2 2020 source of cash was mainly driven by a $33.7 million draw-down in inventories, largely a result of continued leaching at the Company's three heap leach operations. The Q2 2019 source of cash from working capital changes was likewise largely the result of a drawdown of inventories, as a result of timing of sales.
Investing activities generated $49.3 million in Q2 2020, which was the result of a $71.0 million inflow from the sale of short-term investments primarily in New Pacific Metals and the disposition of a portion of our equity investment in Maverix, net of the payment for the exercise of warrants associated with the Maverix disposition, and $10.2 million in proceeds from the sale of non-core exploration properties. The combined proceeds more than offset the $30.3 million spent on mineral properties, plant and equipment at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A. In Q2 2019, investing activities utilized $69.3 million inclusive of $12.5 million for the net purchase of short-term investments. The balance related primarily to the $64.7 million spent on mineral properties, plant and equipment, partially offset by $9.1 million sourced from the disposition of mineral properties.
Financing activities in Q2 2020 used $72.1 million compared to $12.3 million used in Q2 2019. Cash used in Q2 2020 primarily consisted of a net $60.0 million repayment of the Credit Facility, $10.5 million in dividends, and $3.0 million of lease repayments, partially offset by $1.4 million of proceeds from the exercise of stock options. The net cash used in Q2 2019 consisted primarily of $7.3 million paid as dividends to shareholders and $4.9 million of lease payments.
Adjusted Earnings: Q2 2020 vs Q2 2019
Adjusted earnings is a non-GAAP measure. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q1 2020 Financial Statements.
Adjusted Earnings in Q2 2020 was $58.4 million, representing basic adjusted earnings per share of $0.28, compared to the revised Q2 2019 adjusted earnings of $13.4 million, and basic adjusted earnings per share of $0.06. Q2 2020 adjusted earnings included investment income of $47.5 million and excluded COVID-19 related care and maintenance expenses of $46.5 million, among other adjustments.
The Q2 2019 adjusted earnings has been revised from that originally reported in the Q2 2019 to retrospectively include earnings from the Timmins operation. A description of these adjustments is included in the "Adjusted Earnings" portion of the “Alternative Performance (Non-GAAP) Measures” section of this MD&A.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
The following chart illustrates the key factors leading to the change in adjusted earnings from Q2 2019 to Q2 2020:

Adjusted Earnings Reconciliation - Q2 2019 to Q2 2020 ($ millions)
$100.0
$50.0
$—
$(50.0)
$(100.0)
$13.4
$50.7
$(154.5)
$74.9
$19.8
$12.8
$41.9
$(5.1)
$3.1
$1.4
$58.4
Revised Q2 2019 adjusted earnings
Increased metal prices and positive concentrate settlement adjustments
Decreased quantities of metal sold
Decreased direct operating costs
Decreased depreciation
Decreased direct selling costs
Increased investment income
Increased other expense
Decreased interest and finance expense
Other
Q2 2020 adjusted earnings

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Income Statement: H1 2020 vs. H1 2019
A net loss of $57.8 million was recorded in H1 2020 compared to net earnings of $21.8 million in H1 2019, which corresponds to basic (loss) earnings per share of $(0.27) and $0.11, respectively.
The following table highlights the difference between net earnings in H1 2020 compared with H1 2019:

Net earnings, six months ended June 30, 2019 (in thousands of USD)		$21,819	Note
Revenue:
Increased realized metal prices	$86,729
Lower quantities of metal sold	(77,107)
Decreased direct selling costs	9,211
Increased negative settlement adjustments	(5,089)
Total increase in revenue		13,744	(1)
Cost of sales:
Decreased production costs and decreased royalty charges	$37,230		(2)
Increased depreciation and amortization	(19,358)		(3)
Total decrease in cost of sales		17,872
Total increase in mine operating earnings		31,616
Increased care and maintenance costs		(58,938)	(4)
Increased income tax expense		(41,216)	(5)
Decreased net gain on asset sales, commodity contracts and derivatives		(11,584)	(6)
Increased other expense		(7,565)	(7)
Decreased transaction and integration costs		4,849
Increased investment income		4,436
Decreased dilution gain, net of share of loss from associate		(3,809)
Decreased exploration and project development expense		2,890
Increased general and administrative expense		(1,821)
Decreased interest and finance expense		1,445
Decreased foreign exchange loss		55
Net loss, six months ended June 30, 2020		$(57,823)
1.Revenue for H1 2020 was $13.7 million higher than in H1 2019 as a result of the increased realized precious metal prices being only partially offset by decreased quantities of metal sold. Realized gold and silver prices in H1 2020 were 25% and 9% higher, respectively, than those in H1 2019, though this in-turn was partially offset by lower realized base metal prices. The lower quantities of metal sold were due to lower metal production and sales volumes for all metals except gold, reflecting the previously discussed COVID-19 related mine suspensions. Gold quantities sold in H1 2020 were 16% higher than in H1 2019, due to a full six months of production recorded for the gold segment operations in H1 2020 compared to production recorded only from the February 22, 2019 closing date of the Tahoe acquisition in H1 2019.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each period:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Six months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Silver	$16.53	$15.20	8,721	12,601
Gold	$1,634	$1,309	269.2	233.0
Zinc	$2,056	$2,767	14.5	30.1
Lead	$1,812	$1,958	7.4	13.4
Copper	$5,652	$6,156	1.9	3.6
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2.Production and royalty costs in H1 2020 were $37.2 million lower than in H1 2019. The decrease was mainly attributable to production costs being $34.3 million lower due largely to: (i) production costs from the silver segment operations being approximately $58.0 million lower, reflecting the COVID-19 related mine suspensions; (ii) negative NRV inventory adjustments being $6.2 million lower; partially offset by (iii) approximately $30.4 million higher production costs from the gold segment mines, reflecting a full six months of production (including limited heap leach production at La Arena and Shahuindo during the suspensions) compared to H1 2019 which only included production and sales from the February 22, 2019 closing date of the Tahoe acquisition to June 30, 2019. Royalty charges in H1 2020 were $2.9 million lower, due primarily to lower royalty charges at the San Vicente mine due to lower production and sales volumes because of the COVID-19 related mine suspension.
3.D&A expense was $19.4 million higher than in H1 2019, largely due to: $39.3 million additional depreciation expense at the gold segment mines, $26.3 million of which related to the Timmins operation (no D&A was recorded for Timmins in H1 2019 because it was classified as an asset held-for-sale); partially offset by lower D&A due to lower sales volumes from the COVID-19 related mine suspensions; and (iii) $13.2 million of D&A on certain assets at the suspended mines being included in care and maintenance costs in H1 2020.
4.Care and maintenance costs totaled $68.2 million in H1 2020, which was a $58.9 million increase from H1 2019, and reflects the COVID-19 related mine suspensions that began in the latter part of Q1 2020.
5.Income tax expense of $57.4 million in H1 2020 was $41.2 million higher than the $16.2 million in H1 2019. The higher taxes were largely attributable to the significant devaluation of the Mexican peso, and to a lesser extent, the Peruvian sol in H1 2020, which resulted in a decrease to the deductible tax attributes in Mexico and Peru.
6.Net gain on asset sales, commodity contracts and derivatives was $11.6 million lower in H1 2020 compared to H1 2019, the result of a $5.2 million loss being recognized on foreign currency and diesel contracts in H1 2020, due largely to the devaluation of the Mexican peso, Canadian dollar, and Peruvian sol relative to the US dollar during 2020, compared to $1.6 million of gains in H1 2019; and, a $2.0 million loss recognized on the sale of mineral properties in H1 2020 compared to gains of $3.5 million in H1 2019.
7.Other expense was $7.6 million higher in H1 2020, largely reflecting the same items described in the previous quarter-over-quarter discussion regarding other expense.

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Statement of Cash Flows: H1 2020 vs. H1 2019
Cash flow from operations in H1 2020 was $176.8 million, $106.2 million more than the $70.6 million generated in H1 2019. The increase was mostly related to an $87.2 million increase in cash from working capital changes and an increase in cash mine operating earnings due to stronger precious metal prices, which more than offset the additional care and maintenance costs.
Working capital changes in H1 2020 resulted in a $69.4 million source of cash, primarily reflecting a $42.7 million and a $42.1 million draw-down of inventories and accounts receivables, respectively; partially offset by a settlement of accounts payables. These working capital movements compared to the $17.8 million use of cash in H1 2019, which was driven primarily by the settlement of accounts payables and accrued liabilities related to the Tahoe transaction, partially offset by a release of inventories.
Investing activities utilized $9.2 million in H1 2020, as the $86.1 million spent on mineral properties, plant and equipment at the Company’s mines and projects, was mostly offset by the $68.6 million received from the sale of short-term investments primarily in a partial disposition of the Company's interest in New Pacific Metals and the disposition of a portion of the Company's equity investment in Maverix, net of the associated payment for the exercise of warrants, and the $10.4 million in proceeds from the sale of certain non-core exploration-stage mineral properties.
In H1 2019, investing activities utilized $303.1 million, primarily related to the $247.5 million investment (net of cash acquired) related to the acquisition of Tahoe and $105.6 million spent on mineral properties, plant and equipment at the Company’s mines and projects, partially offset by $41.6 million from the net sale of short-term investments, and $9.1 million from the sale of mineral interests.
Financing activities in H1 2020 utilized a net $98.7 million compared to a $186.4 million net source of cash in H1 2019. Financing activities in H1 2020 were primarily related to the net repayment of $75.0 million of the Company's Credit Facility, $21.0 million in dividends to shareholders, and $7.0 million of lease repayments. Financing activities in H1 2019 primarily consisted of the Credit Facility draw for the Tahoe acquisition and the repayment of Tahoe's facility, as well as $14.7 million paid as dividends to shareholders and $8.9 million of lease repayments.
Adjusted Earnings: H1 2020 vs H1 2019
Adjusted earnings is a non-GAAP measure. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q1 2020 Financial Statements.
Adjusted Earnings in H1 2020 were $50.8 million, representing basic adjusted earnings per share of $0.24, which was $32.9 million, or $0.15 per share, higher than H1 2019 adjusted earnings of $17.9 million, and basic adjusted earnings per share of $0.09.

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
The following chart illustrates the key factors leading to the change in adjusted earnings from H1 2019 to H1 2020:

Adjusted Earnings Reconciliation - H1 2019 to H1 2020 ($ millions)
$125
$100
$75
$50
$25
$—
$17.9
$81.6
$(77.1)
$9.2
$32.8
$(6.8)
$(6.5)
$(0.3)
$50.8
H1 2019 adjusted earnings
Increased metal prices and higher negative concentrate settlement
Decreased quantities of metal sold
Decreased direct selling costs
Decreased direct operating costs
Increased depreciation
Increased other expense
Other
H1 2020 adjusted earnings

LIQUIDITY AND CAPITAL POSITION

Liquidity and Capital Measures (in $000s)	June 30, 2020	March 31, 2020	Dec. 31, 2019	Q2 2020 Change	YTD 2020 Change
Cash and cash equivalents ("Cash")	$188,117	$147,827	$120,564	$40,290	$67,553
Short-term Investments	$73,449	$91,346	$117,776	$(17,897)	$(44,327)
Cash and Short-term investments	$261,566	$239,173	$238,340	$22,393	$23,226
Working Capital	$471,552	$487,969	$517,249	$(16,417)	$(45,697)
Credit Facility committed amount	$500,000	$500,000	$500,000	$—	$—
Credit Facility amounts drawn	$200,000	$260,000	$275,000	$(60,000)	$(75,000)
Shareholders' equity	$2,393,695	$2,383,095	$2,467,846	$10,600	$(74,151)
Total debt (1)	$236,946	$299,230	$316,208	$(62,284)	$(79,262)
Capital (2)	$2,369,075	$2,443,152	$2,545,714	$(74,077)	$(176,639)
(1)Total debt is a non-GAAP measure calculated as the total of amounts drawn on the Revolving Credit Facility, finance lease liabilities and loans payable. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.
(2)Capital is a non-GAAP measure and consists of shareholders’ equity and debt net of cash and cash equivalents and short term investments. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.
Liquidity and Capital Resources
The Company's cash and short term investments increased by $22.4 million during Q2 2020. The increase was essentially due to the disposition of a portion of the Company's investment in Maverix (net of the warrants exercised), while the operating cash flows generated were utilized to pay down the balance outstanding on the Company's Credit Facility.
Operating cash flows of $62.8 million, which included a $31.3 million source of cash from working capital changes and tax payments of $13.1 million, as well as the sale of certain exploration stage assets, more than funded the Company's investments in mineral properties, plant and equipment and its dividend and allowed for a $60.0

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019 million repayment of the Credit Facility during Q2 2020. The working capital changes primarily reflect the release of inventories from heap leach pads during the quarter, partially offset by a decrease in accounts payable balances.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital of $471.6 million at June 30, 2020 was $16.4 million lower than working capital of $488.0 million at March 31, 2020. The decrease is primarily the result of the release of working capital of $31.3 million, being used in part to pay the Company's long term debt.
In April 2020, the Company increased its cash and cash equivalents holdings with an $80.0 million draw on the Credit Facility as a precautionary measure to increase liquidity considering the uncertain economic impacts of the COVID-19 pandemic. In Q2 2020, the Company repaid the $80.0 million draw, and made a further repayment of $60.0 million on its four-year, $500.0 million Credit Facility, reducing the drawn amount at June 30, 2020 to $200.0 million. In August 2020, the Company made an additional $40.0 million repayment on the Credit Facility. As of June 30, 2020, and as of the date of this MD&A, the Company was in compliance with all financial covenants under the Credit Facility.
The COVID-19 crisis, together with other dynamics in the marketplace, have significantly increased borrowing costs and, in certain cases, restricted the ability of borrowers to access the capital markets and other sources of financing. The borrowing costs under the Company's Credit Facility have not changed and are based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. The Company's Credit Facility matures on February 1, 2023.
The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties during the COVID-19 crisis, though the impact of COVID-19 on the credit risk associated with our counterparties cannot be determined with any degree of certainty.
The Company’s financial position at June 30, 2020, and the operating cash flows that are expected over the next twelve months, lead Management to believe that the Company’s liquid assets are sufficient to satisfy our 2020 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due during the crisis. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 8(f)(ii) of the 2019 Financial Statements, and in the Liquidity and Capital Position section of the Company's annual 2019 Management Discussion and Analysis (the "2019 Annual MD&A"). Since December 31, 2019, there have been no significant changes to these contractual obligations and commitments.
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty due to a number of uncertainties, including those related to the COVID-19 business disruptions.

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Outstanding Share Amounts
As at June 30, 2020, the Company had approximately 0.3 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $65.71 and a weighted average life of 47 months. Approximately 0.3 million of the stock options were vested and exercisable at June 30, 2020, with an average weighted exercise price of CAD $17.50 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at August 5, 2020
Common shares	210,157,824
Options	328,297
Total	210,486,121
As part of the consideration payable to Tahoe shareholders in connection with the acquisition of Tahoe, Tahoe shareholders received contingent consideration in the form of one contingent value right ("CVR") for each Tahoe share. Each CVR has a 10 year term and will be exchanged for 0.0497 of a Pan American share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The Company issued an aggregate of 313,887,490 CVRs.
CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of June 30, 2020 was $291.1 million (December 31, 2019 - $290.4 million) using inflation rates of between 0% and 5% (December 31, 2019 - between 0% and 5%). The inflated and discounted provision on the statement of financial position as at March 31, 2020 was $204.3 million (December 31, 2019 - $188.5 million), using discount rates between 0% and 8% (December 31, 2019 - between 2% and 9%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be paid through 2043, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q2 2020 were primarily a result of decreased discount rates due to lower government debt yields, increased site disturbance from the ordinary course of operations at the mines, reclamation activities at Alamo Dorado, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q2 2020 and H1 2020 as finance expense was $2.1 million and $4.1 million, respectively (Q2 2019 and H1 2019, $2.6 million and $4.6 million, respectively). Reclamation expenditures incurred during Q2 2020 and H1 2020 were $0.2 million and $0.9 million, respectively (Q2 2019 and H1 2019, $0.6 million and $1.5 million, respectively).
RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Related party transactions with Maverix Metals Inc. have been disclosed in Note 9 of the Q2 2020 Financial Statements. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the parties which approximates fair value.
ACQUISITION OF TAHOE RESOURCES INC. ("Tahoe")

On February 22, 2019 (the "Closing Date"), the Company completed the acquisition all of the issued and outstanding shares of Tahoe Resources Inc. (the "Acquisition"). Tahoe was a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principal mines: La Arena and Shahuindo in Peru; Timmins West and Bell Creek in Canada (together "Timmins"); and Escobal in Guatemala, where operations have been suspended since June 2017 (together the "Acquired Mines"). The Company now operates three gold mines as a result of the Acquisition. Consequently, the Company's operations have been divided into silver and gold segments for the purposes of reporting.
All 2019 production, operating and financial results of the Acquired Mines (including Cash Costs and AISC amounts) reported in this MD&A and included in the Company's consolidated results, reflect only the results from February 22, 2019 onwards.
Consolidation of Tahoe
As described in Note 8 of the 2019 Financial Statements, the Company determined that the Acquisition represented a business combination with Pan American identified as the acquirer. Based on the February 21, 2019, closing share price of Pan American's common shares on the NASDAQ, the total consideration of the acquisition was $1.14 billion.
The following table summarizes the consideration paid as part of the purchase price:

Consideration:	Shares Issued/Issuable	Consideration
Fair value estimate of the Pan American share consideration (1)	55,990,512	$795,626
Fair value estimate of the CVRs (2)	15,600,208	71,916
Cash (1)	—	275,008
Fair value estimate of replacement options (3)	835,874	124
Total Consideration	72,426,594	$1,142,674
(1)The Pan American share consideration value is based on an assumed value of $14.21 per Pan American common share (based on the NASDAQ closing price on February 21, 2019).
(2)The assumed fair value of the CVRs was determined using a market approach valuation technique that utilized observable market inputs, which included the Tahoe $3.64 closing share price on the NYSE on February 21, 2019, and the Company's $14.21 closing share price on the NASDAQ on February 21, 2019.
(3)Assumed fair value of 3.5 million Tahoe options that upon the Acquisition vested and converted into 835.8 thousand Pan American stock options (the "Replacement options"). The fair value of the Replacement options was determined using the Black-Scholes option pricing model, as at the Acquisition Closing Date, the assumptions of which are described in the Company's Q3 2019 Financial Statements.

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
The following table summarizes the allocation of the purchase price to the identifiable assets and liabilities based on their estimated fair values at the Closing Date of the Acquisition:

Allocation of consideration:
Cash and cash equivalents	$27,529
Accounts receivable	18,154
VAT Receivable	87,492
Inventory	148,209
Other current assets	1,381
Mineral properties, plant and equipment	1,239,402
Other assets	6,551
Deferred tax assets	30,728
Accounts payable and accrued liabilities	(148,742)
Debt	(125,000)
Provision for closure and decommissioning liabilities	(77,320)
Net current and deferred income tax liabilities	(65,710)
$1,142,674

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining indust041545254ry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated Cash Costs and AISC are based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods. All 2019 operating results from the Gold Segment mines only include results from February 22, 2019 to June 30, 2019.

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019

	Three months ended June 30, 2020				Three months ended June 30, 2019
(In thousands of USD, except as noted)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)	Silver Segment	Gold Segment(4,5)	Corporate	Consolidated (silver basis)(1,4)
Production costs	$71,730	$76,703		$148,433	$131,215	$93,930		$225,145
Purchase Price Allocation Inventory Fair Value Adjustment	—	(870)		(870)		(14,425)		(14,425)
NRV inventory adjustments	(1,489)	—		(1,489)	2,254	—		2,254
On-site direct operating costs	70,241	75,833		146,074	133,469	79,504		212,974
Royalties	3,056	1,477		4,534	5,191	1,487		6,678
Smelting, refining and direct selling charges(2)	5,252	44		5,296	17,776	315		18,091
Cash cost of sales before by-product credits (3)	78,549	77,354		155,904	156,436	81,307		237,743
Silver segment by-product credits(2)	(59,974)	—		—	(113,249)	—		—
Gold segment by-product credits(2)	—	(1,445)		—	—	(483)		—
Consolidated silver basis by-product credits(1)(2)	—	—		(203,057)	—	—		(265,424)
Cash Costs(3)	$18,575	$75,909		$(47,153)	$43,187	$80,824		$(27,682)

NRV inventory adjustments	1,489	—		1,489	(2,254)	—		(2,254)
Sustaining capital	15,694	7,785		23,479	25,532	30,379		55,911
Exploration and project development(6)	418	655	666	1,739	1,008	1,359	958	3,325
Reclamation cost accretion	1,229	750	88	2,068	1,651	788	121	2,560
General and administrative expense	—	—	8,739	8,739	—	—	7,571	7,571
All-in sustaining costs(3)	$37,405	$85,099	$9,493	$(9,639)	$69,124	$113,350	$8,650	$39,432

Silver segment silver ounces sold (koz)	2,982	—		—	6,476	—		—
Gold segment gold ounces sold (koz)	—	84		—	—	116		—
Total silver ounces sold (koz)(1)	—	—		3,074	—	—		6,509
Cash costs per ounce sold	$6.23	$905			$6.67	$696
AISC per ounce sold	$12.54	$1,015		$(3.14)	$10.67	$977		$6.06
AISC per ounce sold (excluding NRV inventory adjustments)	$12.04	$1,015		$(3.62)	$11.02	$977		$6.40

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019

	Six months ended June 30, 2020					Six months ended June 30, 2019
(In thousands of USD, except as noted)	Silver Segment	Gold Segment		Corporate	Consolidated (silver basis)(1)	Silver Segment	Gold Segment(4,5)		Corporate	Consolidated (silver basis)(1,4)
Production costs	$202,725	$170,025			$372,750	$266,062	$141,013			$407,075
Purchase Price Allocation Inventory Fair Value Adjustment		(2,193)			(2,193)		(28,930)			(28,930)
NRV inventory adjustments	(13,209)	—			(13,209)	(5,881)	—			(5,881)
On-site direct operating costs	189,516	167,832			357,348	260,181	112,083			372,264
Royalties	7,150	3,287			10,438	11,453	1,890			13,343
Smelting, refining and direct selling charges(2)	25,265	79			25,344	34,230	325			34,555
Cash cost of sales before by-product credits (3)	221,931	171,198			393,130	305,864	114,298			420,162
Silver segment by-product credits(2)	(157,872)	—			—	(229,426)	—			—
Gold segment by-product credits(2)	—	(2,804)			—	—	(483)			—
Consolidated silver basis by-product credits(1)(2)	—	—			(493,586)	—	—			(436,497)
Cash Costs(3)	$64,060	$168,394			$(100,456)	$76,438	$113,815			$(16,335)

NRV inventory adjustments	13,209	—			13,209	5,881	—			5,881
Sustaining capital	41,861	31,825			73,685	47,675	42,978			90,653
Exploration and project development(6)	693	1,686		1,787	4,166	1,771	1,755		1,649	5,175
Reclamation cost accretion	2,456	1,498		180	4,134	3,303	1,085		214	4,602
General and administrative expense				15,327	15,327				13,506	13,506
All-in sustaining costs(3)	$122,278	$203,403	0	$17,294	$10,065	$135,068	$159,633	$—	$15,369	$103,482

Silver segment silver ounces sold (koz)	8,546	—			—	12,568	—			—
Gold segment gold ounces sold (koz)	—	206			—	—	159			—
Total silver ounces sold (koz)(1)	—	—			8,721	—	—			12,601
Cash costs per ounce sold	$7.50	$817				$6.08	$718
AISC per ounce sold	$14.31	$987			$1.15	$10.75	$1,007			$8.21
AISC per ounce sold (excluding NRV inventory adjustments)	$12.76	$987			$(0.36)	$10.28	$1,007			$7.75

(1)Consolidated silver basis calculated by treating all revenues from metals other than silver, including gold, as a by-product credit in Cash Costs. Consolidated silver basis by-product credits include all silver segment by-product credits, as well as gold revenues from the Gold Segment mines as by-products. Total silver ounces sold likewise includes silver ounces sold from Gold Segment operations.
(2)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.
(3)Totals may not add due to rounding.
(4)2019 Gold Segment and Consolidated Cash Costs and AISC were adjusted to reflect amounts recast, and presented, for the three months ended June 30, 2019 as if Timmins had not been classified as held for sale.
(5)All operating results from the Gold Segment Mines, are only from the Closing Date to June 30, 2019, and do not represent a full three months or six months of 2019 operations.
(6)The amounts for the three and six months ended June 30, 2019 exclude $1.9 million from non-cash project development write-downs.

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production. The project capital excluded in the reconciliation below is further described in the "Project Development Update" section of this MD&A.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended June 30,		Six months ended June 30,
(in thousands of USD)	2020	2019	2020	2019
Payments for mineral properties, plant and equipment(1)	$30,338	$64,719	$86,088	$105,597
Add/(Subtract)
Lease Payments(1)	2,977	4,880	7,041	8,870
Investment (non-sustaining) capital	(9,836)	(13,688)	(19,444)	(23,814)
Sustaining Capital(2)	$23,479	$55,911	$73,685	$90,653
(1)As presented on the consolidated statements of cash flows.
(2)Totals may not add due to rounding

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended June 30, 2020
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$7,889	$44,844	$3,879	$483	$1,769	$12,866	$71,730
NRV inventory adjustments	—	(3,208)	—	690	—	1,029	(1,489)
On-site direct operating costs	7,889	41,636	3,879	1,173	1,769	13,895	70,241
Royalties	152	2,506	(56)	—	219	235	3,056
Smelting, refining & direct selling costs	2,682	13	2,243	367	(1,336)	1,283	5,252
Cash Costs before by-product credits	10,723	44,155	6,066	1,540	652	15,413	78,549
Silver segment by-product credits	(5,621)	(41,350)	(4,997)	(836)	(239)	(6,930)	(59,974)
Cash Costs	$5,103	$2,805	$1,068	$704	$412	$8,482	$18,575

NRV inventory adjustments	—	3,208	—	(690)	—	(1,029)	1,489
Sustaining capital	3,441	9,550	581	830	232	1,059	15,694
Exploration and project development	301	94	—	23	—	—	418
Reclamation cost accretion	143	664	144	84	71	123	1,229
All-in sustaining costs	$8,988	$16,322	$1,794	$951	$715	$8,636	$37,405

Silver segment silver ounces sold (koz)	716	1,260	271	55	158	522	2,982

Cash cost per ounce sold	$7.13	$2.23	$3.93	$12.90	$2.61	$16.24	$6.23
AISC per ounce sold	$12.56	$12.95	$6.61	$17.42	$4.52	$16.54	$12.54
AISC per ounce sold (excluding NRV inventory adjustments)	$12.56	$10.41	$6.61	$30.06	$4.52	$18.51	$12.04

SILVER SEGMENT	Three Months Ended June 30, 2019
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$19,614	$46,180	$18,661	$16,916	$13,178	$16,666	$131,215
NRV inventory adjustments	—	(2,417)	—	—	—	4,671	2,254
On-site direct operating costs	19,614	43,763	18,661	16,916	13,178	21,337	133,469
Royalties	161	1,835	—	—	2,855	340	5,191
Smelting, refining & direct selling costs	3,734	24	5,748	4,017	2,620	1,633	17,776
Cash Costs before by-product credits	23,509	45,622	24,409	20,933	18,653	23,310	156,436
Silver segment by-product credits	(17,975)	(37,495)	(23,046)	(18,847)	(6,929)	(8,957)	(113,249)
Cash Costs	$5,534	$8,127	$1,363	$2,086	$11,724	$14,353	$43,187

NRV inventory adjustments	—	2,417	—	—	—	(4,671)	(2,254)
Sustaining capital	3,631	14,965	2,144	3,715	414	664	25,532
Exploration and project development	662	301	—	10	—	35	1,008
Reclamation cost accretion	144	560	180	109	78	580	1,651
All-in sustaining costs	$9,971	$26,370	$3,687	$5,920	$12,216	$10,961	$69,124

Silver segment silver ounces sold (koz)	1,965	1,183	829	565	1,152	782	6,476

Cash cost per ounce sold	$2.82	$6.87	$1.64	$3.69	$10.18	$18.35	$6.67
AISC per ounce sold	$5.07	$22.30	$4.45	$10.47	$10.60	$14.01	$10.67
AISC per ounce sold (excluding NRV inventory adjustments)	$5.07	$20.26	$4.45	$10.47	$10.60	$19.98	$11.02

PAN AMERICAN SILVER CORP.	42

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019

SILVER SEGMENT	Six months ended June 30, 2020
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$29,185	$95,467	$19,021	$15,724	$11,652	$31,675	$202,725
NRV inventory adjustments	—	(14,041)	—	(189)	—	1,021	(13,209)
On-site direct operating costs	29,185	81,426	19,021	15,535	11,652	32,696	189,516
Royalties	287	4,544	20	—	1,617	682	7,150
Smelting, refining & direct selling costs	8,052	35	7,644	4,522	2,276	2,736	25,265
Cash Costs before by-product credits	37,524	86,005	26,685	20,057	15,545	36,114	221,931
Silver segment by-product credits	(19,123)	(83,122)	(20,878)	(14,337)	(2,779)	(17,631)	(157,872)
Cash Costs	$18,401	$2,883	$5,807	$5,721	$12,766	$18,483	$64,060

NRV inventory adjustments	—	14,041	—	189	—	(1,021)	13,209
Sustaining capital	8,193	24,675	1,994	3,066	2,157	1,776	41,861
Exploration and project development	462	166	—	65	—	—	693
Reclamation cost accretion	285	1,327	288	168	142	246	2,456
All-in sustaining costs	$27,341	$43,092	$8,089	$9,208	$15,064	$19,483	$122,278

Silver segment silver ounces sold (koz)	2,555	2,410	868	463	998	1,253	8,546

Cash cost per ounce sold	$7.20	$1.20	$6.69	$12.36	$12.79	$14.76	$7.50
AISC per ounce sold	$10.70	$17.88	$9.32	$19.90	$15.09	$15.55	$14.31
AISC per ounce sold (excluding NRV inventory adjustments)	$10.70	$12.06	$9.32	$19.49	$15.09	$16.37	$12.76

SILVER SEGMENT	Six months ended June 30, 2019
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$39,105	$99,868	$37,490	$35,460	$24,593	$29,546	$266,062
NRV inventory adjustments	—	(11,872)	—	—	—	5,992	(5,881)
On-site direct operating costs	39,105	87,996	37,490	35,460	24,593	35,538	260,181
Royalties	240	3,825	—	—	6,784	604	11,453
Smelting, refining & direct selling costs	7,543	48	10,093	7,544	5,644	3,358	34,230
Cash Costs before by-product credits	46,888	91,869	47,583	43,004	37,021	39,500	305,864
Silver segment by-product credits	(36,925)	(80,365)	(42,634)	(41,615)	(13,811)	(14,077)	(229,426)
Cash Costs	$9,963	$11,504	$4,949	$1,389	$23,210	$25,423	$76,438

NRV inventory adjustments	—	11,872	—	—	—	(5,992)	5,881
Sustaining capital	5,843	28,032	5,362	5,649	1,404	1,385	47,675
Exploration and project development	768	593	8	182	—	220	1,771
Reclamation cost accretion	288	1,120	361	218	156	1,160	3,303
All-in sustaining costs	$16,862	$53,121	$10,680	$7,438	$24,770	$22,196	$135,068

Silver segment silver ounces sold (koz)	4,012	2,194	1,648	1,257	2,273	1,184	12,568

Cash cost per ounce sold	$2.48	$5.24	$3.00	$1.11	$10.21	$21.47	$6.08
AISC per ounce sold	$4.20	$24.21	$6.48	$5.92	$10.90	$18.74	$10.75
AISC per ounce sold (excluding NRV inventory adjustments)	$4.20	$18.80	$6.48	$5.92	$10.90	$23.80	$10.28

PAN AMERICAN SILVER CORP.	43

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended June 30, 2020
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins	Total
Production Costs	$23,357	$14,729	$38,617	$76,703
Purchase Price Allocation Inventory Fair Value Adjustment	(800)	(70)	—	(870)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	22,557	14,659	38,617	75,833
Royalties	—	—	1,477	1,477
Smelting, refining & direct selling costs	—	—	44	44
Cash Costs before by-product credits	22,557	14,659	40,138	77,354
Gold segment by-product credits	(1,239)	(128)	(78)	(1,445)
Cash Costs of Sales	$21,318	$14,531	$40,060	$75,909

NRV inventory adjustments	—	—	—	—
Sustaining capital	3,473	2,086	2,227	7,785
Exploration and project development	—	—	655	655
Reclamation cost accretion	404	295	51	750
All-in sustaining costs	$25,195	$16,911	$42,993	$85,099

Gold segment gold ounces sold	33,737	13,430	36,700	83,867

Cash cost per ounce sold	$632	$1,082	$1,092	$905
AISC per ounce sold	$747	$1,259	$1,171	$1,015
AISC per ounce sold (excluding NRV inventory adjustments)	$747	$1,259	$1,171	$1,015

GOLD SEGMENT	Three Months Ended June 30, 2019
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins(1)	Total(1)
Production Costs	$29,564	$23,225	$41,141	$93,930
Purchase Price Allocation Inventory Fair Value Adjustment	(5,429)	(4,964)	(4,033)	(14,425)
NRV inventory adjustments	—	—		—
On-site direct operating costs	24,135	18,261	37,108	79,504
Royalties	—	—	1,487	1,487
Smelting, refining & direct selling costs	134	152	29	315
Cash Costs before by-product credits	24,269	18,413	38,624	81,307
Gold segment by-product credits	(289)	(90)	(103)	(483)
Cash Costs of Sales	$23,980	$18,323	$38,521	$80,824

NRV inventory adjustments	—	—	—	—
Sustaining capital	6,835	21,470	2,074	30,379
Exploration and project development	489	289	581	1,359
Reclamation cost accretion	286	441	61	788
All-in sustaining costs	$31,590	$40,523	$41,237	$113,350

Gold segment gold ounces sold	43,946	28,124	44,000	116,070

Cash cost per ounce sold	$546	$652	$875	$696
AISC per ounce sold	$719	$1,441	$937	$977
AISC per ounce sold (excluding NRV inventory adjustments)	$719	$1,441	$937	$977
(1)2019 Timmins and Gold Segment Cash Costs and AISC were adjusted to reflect amounts recast, and presented, for the three months ended June 30, 2019 as if Timmins had not been classified as held for sale.

PAN AMERICAN SILVER CORP.	44

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019

GOLD SEGMENT	Six months ended June 30, 2020
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins	Total
Production Costs	$57,604	$34,459	$77,961	$170,025
Purchase Price Allocation Inventory Fair Value Adjustment	(1,915)	(277)	(1)	(2,193)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	55,690	34,182	77,960	167,832
Royalties	—	—	3,287	3,287
Smelting, refining & direct selling costs	—	—	79	79
Cash Costs before by-product credits	55,690	34,182	81,326	171,198
Gold segment by-product credits	(2,306)	(333)	(164)	(2,804)
Cash Costs of Sales	$53,383	$33,849	$81,162	$168,394

NRV inventory adjustments	—	—	—	—
Sustaining capital	11,317	14,783	5,725	31,825
Exploration and project development	(5)	—	1,691	1,686
Reclamation cost accretion	808	589	101	1,498
All-in sustaining costs	$65,503	$49,221	$88,679	$203,403

Gold segment gold ounces sold	85,739	40,092	80,180	206,011

Cash cost per ounce sold	$623	$844	$1,012	$817
AISC per ounce sold	$764	$1,228	$1,106	$987
AISC per ounce sold (excluding NRV inventory adjustments)	$764	$1,228	$1,106	$987

GOLD SEGMENT	Six months ended June 30, 2019
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins(1)	Total(1)
Production Costs	$37,127	$40,668	$63,218	$141,013
Purchase Price Allocation Inventory Fair Value Adjustment	(7,691)	(11,402)	(9,837)	(28,930)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	29,436	29,266	53,381	112,083
Royalties	—	—	1,890	1,890
Smelting, refining & direct selling costs	134	152	39	325
Cash Costs before by-product credits	29,570	29,418	55,310	114,298
Gold segment by-product credits	(289)	(90)	(103)	(483)
Cash Costs of Sales	$29,281	$29,328	$55,207	$113,815

NRV inventory adjustments	—	—	—	—
Sustaining capital	7,065	31,926	3,987	42,978
Exploration and project development	489	289	977	1,755
Reclamation cost accretion	403	621	61	1,085
All-in sustaining costs	$37,238	$62,164	$60,232	$159,633

Gold segment gold ounces sold	52,546	45,258	60,700	158,504

Cash cost per ounce sold	$557	$648	$910	$718
AISC per ounce sold	$709	$1,374	$992	$1,007
AISC per ounce sold (excluding NRV inventory adjustments)	$709	$1,374	$992	$1,007
(1) 2019 Timmins and Gold Segment Cash Costs and AISC were adjusted to reflect amounts recast, and presented, for the six months ended June 30, 2019 as if Timmins had not been classified as held for sale.

PAN AMERICAN SILVER CORP.	45

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and six months ended June 30, 2020 and 2019, to the net earnings for each period.

	Three months ended June 30,		Six months ended June 30,
(In thousands of USD, except as noted)	2020	2019	2020	2019
Net earnings (loss) for the period	$19,412	$18,499	$(57,823)	$21,819
Adjust for:
Derivative (gains) losses	$(636)	$1,785	$(636)	$14
Write-down of other assets	2,013	1,882	2,013	1,882
Unrealized foreign exchange losses (gains)	1,616	(931)	5,143	1,564
Net realizable value adjustment of heap inventory	5,477	9,446	14,448	18,845
Unrealized (gains) losses on foreign currency and commodity contracts	(5,072)	(441)	3,210	(782)
Share of (income) loss from associate and dilution gain	(40)	(309)	2,889	(920)
Loss (gain) on sale of assets	1,986	(3,447)	1,951	(3,487)
COVID 19 mine care and maintenance	46,510	—	54,621	—
Transaction and integration costs	—	3,446	—	4,849
Depreciation not taken on assets held for sale	—	(10,293)	—	(12,570)
Effect of taxes on adjusting items	(14,287)	(4,008)	(17,426)	(7,306)
Effect of foreign exchange on taxes	1,445	(2,251)	42,416	(6,031)
Total adjustments	$39,012	$(5,121)	$108,629	$(3,942)
Adjusted earnings for the period	$58,424	$13,378	$50,806	$17,877
Weighted average shares for the period	$210,041	$209,461	$209,993	$193,055
Adjusted earnings per share for the period	$0.28	$0.06	$0.24	$0.09

Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt (including amounts drawn on the Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore

PAN AMERICAN SILVER CORP.	46

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019 unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in foreign jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate, and emerging risks relating to the spread of the novel coronavirus, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time. Certain of these risks are described below, and are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and in the Risks and Uncertainties section of the Company's 2019 Annual MD&A, and the 2019 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Instruments Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks are described in Note 9(f) to the Company's 2019 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2020. The following provides an update to certain relevant financial instrument risks for the quarter:
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure. The Company recorded gains of $1.2 million and $1.6 million in Q2 2019 and H1 2019, respectively, on certain outstanding collars made up of put and call contracts on base metal production to manage the Company's financial exposure to these metals. No such base metal contracts were entered into or were outstanding during Q2 2020.
During Q2 2020, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices. At June 30, 2020, the Company had outstanding positions on its diesel exposure with a notional amount of 7.5 million gallons, with a weighted average fixed price of $1.08 per gallon. The Company recorded gains on these positions of $1.2 million for the three and six months ended June 30, 2020 (Q2 2019 and H1 2019: $nil and $nil, respectively).

PAN AMERICAN SILVER CORP.	47

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Trading Activities and Credit Risk
As at June 30, 2020, we had receivable balances associated with buyers of our concentrates of $20.2 million (December 31, 2019 - $48.8 million). The vast majority of the Company's concentrate is sold to a limited number of concentrate buyers.
As at June 30, 2020, we had approximately $17.3 million contained in precious metal inventory at refineries (December 31, 2019 - $58.2 million). Doré production is refined under long-term agreements with fixed refining terms at five separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that suppliers do not deliver products or perform services as expected. As at June 30, 2020, the Company had made $5.3 million of supplier advances (December 31, 2019 - $3.4 million), which are reflected in “Trade and other receivables” on the Company’s balance sheet.
Foreign currency exchange rate risk
A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. At June 30, 2020, the Company had outstanding positions on its foreign currency exposure of CAD, PEN, and MXN purchases. The CAD positions are collars with a notional amount of $30.0 million USD, with weighted average USD put and call exchange rates of $1.30 and $1.36, respectively. The PEN positions are collars with a notional amount of $45.0 million USD, with weighted average USD put and call exchange rates of $3.36 and $3.50, respectively. The MXN positions are collars with a notional amount of $65.3 million USD, with weighted average USD put and call exchange rates of $21.08 and $29.72, respectively. The Company recorded a $2.4 million gain and $6.4 million loss on the foreign currency exchange contracts for the three and six months ended June 30, 2020 (Q2 2019 and H1 2019: gains of $0.4 million and $0.9 million, respectively). At June 30, 2020, the Company held cash and short-term investments of $81.9 million in Canadian dollars, $4.7 million in Argentine pesos, $2.7 million in Peruvian soles, $1.7 million in Bolivian bolivianos, $1.9 million in Mexican pesos, and $0.2 million in Guatemalan quetzales.
Taxation Risks
Pan American is exposed to tax related risks. The nature of these taxation risks and how the risks are managed are described in the Risks and Uncertainties section of the 2019 Annual MD&A, and in Note 29(c) to the Company's 2019 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months and six months ended June 30, 2020.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims is described in the Risks and Uncertainties section of the 2019 Annual MD&A, and in Note 23 to the Company's Q1 2020 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2020.

PAN AMERICAN SILVER CORP.	48

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Foreign Operations and Government Regulations
Pan American currently conducts operations in Peru, Mexico, Argentina, Bolivia, Canada and Guatemala. Most of these jurisdictions are potentially subject to a number of political and economic risks, as well as civil and labour unrest, violence and the prevalence of criminal activity, including organized crime, theft and illegal mining. The nature of the foreign jurisdiction risks and the Company's exposures to and management of those risks are described in the Risks and Uncertainties section of the 2019 Annual MD&A. Other than the additional government regulations with respect to COVID-19, including those described in this MD&A, there were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2020.
Community Action
Communities and NGOs have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken actions that could have a material adverse effect on our operations, such as setting up road closures and commencing lawsuits. The nature of risks relating to such actions are described in the Risks and Uncertainties section of the 2019 Annual MD&A. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2020.
Title to Assets
In many jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and we rely on contracts or other similar rights to conduct surface activities. Related examples of such matters with regards to the Company's assets is described the Risks and Uncertainties section of the 2019 Annual MD&A. There have been no additional material examples nor were there significant changes to the examples, related risks, or to the Company's management of exposure to those risks, during the three and six months ended June 30, 2020.
General Economic Conditions
General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:
•contraction in credit markets could impact the cost and availability of financing and our overall liquidity;
•the volatility of silver, gold and other metal prices would impact our revenues, profits, losses and cash flow;
•recessionary pressures could adversely impact demand for our production;
•volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and
•the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

PAN AMERICAN SILVER CORP.	49

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Coronavirus (COVID-19)
The current outbreak of the novel coronavirus that was first reported from Wuhan, China on December 31, 2019, and any future emergence and spread of similar pathogens or the existence of pandemics could have a material adverse effect on our business and results of operations, as well as impacting global economic conditions. While initially the outbreak of the coronavirus was largely concentrated, it has now spread to many other countries and infections and COVID-19 related deaths have been reported globally. The coronavirus has spread into areas where we have operations and where our offices are located. Government efforts to curtail the spread of the coronavirus resulted in temporary suspensions of our operations in Mexico, Peru, Argentina and Bolivia, and we have reduced throughput at our Canadian operations in Timmins in order to enhance physical distancing and protect our personnel and the community. The spread of the coronavirus has impacted our employees and contractors, not only as it relates to potential health concerns, but also in terms of limitations on movement, availability of food and other goods, and personal financial well-being, among others. Our suppliers and service providers have also been impacted.
While the coronavirus has already had significant, direct impacts on our operations, our business, our workforce, and our production, the extent to which the coronavirus will continue to impact our operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus, and the actions taken to contain the coronavirus or treat it. Our ability to continue with our operations, or to successfully maintain our operations on care and maintenance if so required, or to restart or ramp-up any such operations efficiently or economically, or at all, is unknown. It is also uncertain, beyond 2020, whether we will be able to maintain an adequate financial condition and have sufficient capital, or have access to capital through our credit facility or otherwise, to sustain our business and operations.
Moreover, the actual and threatened spread of the coronavirus globally could also have a material adverse effect on the regional economies in which we operate, could continue to negatively impact stock markets, including the trading price of our shares, could adversely impact our ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive (if such financing is available at all) and could result in any operations affected by coronavirus becoming subject to quarantine. Any of these developments, and others, could have a material adverse effect on our business and results of operations.
Please refer to "Impact of COVID-19" discussion included in the "Operating Performance" section of this MD&A, as well as Pan American’s new releases dated March 17, March 23, April 2, 2020, June 1, 2020 and July 20, 2020 for further information and updates related to the impact of COVID-19 on our operations.
SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2019 Financial Statements, for the Company’s summary of significant accounting policies.
CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

PAN AMERICAN SILVER CORP.	50

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Changes in accounting standards not yet effective
New accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods. The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
DISCLOSURE CONTROLS AND PROCEDURES

Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, Management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:
a.pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,
b.are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of Management and Pan American’s directors, and
c.are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.
The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the three month period ended June 30, 2020 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom is a Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").
For more detailed information regarding the Company’s material mineral properties as at December 31, 2019 and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 12, 2020, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP.	51

Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the effect that any such reductions or suspensions may have on our operations and our financial and operational results; the ability of Pan American to continue with any operations in Canada, or to successfully maintain our other operations on care and maintenance, or to restart or ramp-up these operations efficiently or economically, or at all; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our credit facility or otherwise, to sustain our business and operations; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and the effect those impacts have on our business; the timing and outcome with respect to Pan American's environmental, social and governance activities and our reporting there; of future financial and operational performance; future production of silver, gold and other metals produced by the Company; future Cash Costs and AISC; the sufficiency of the Company’s current working capital, anticipated operating cash flow or its ability to raise necessary funds; the anticipated amount and timing of production at each of the Company’s properties and in the aggregate; our expectations with respect to future metal prices and exchange rates; the duration and effect of the license suspensions and any road blocks relating to the Escobal mine; the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and completion thereof; the estimated cost of and availability of funding necessary for sustaining capital; forecast capital and non-operating spending; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and their effects on global economies and society; fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including the risk of expropriation related to certain of our operations, particularly in Argentina and Bolivia and risks related to the constitutional court-mandated ILO 169

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Management Discussion and Analysis For the three and six months ended June 30, 2020 and 2019 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits and the presence of laws, regulations and other legal impediments that may impose restrictions on mining, including those currently in the province of Chubut, Argentina, or that might otherwise prevent or cause the suspension or discontinuation of mining activities; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all references to mineral reserves and mineral resources, and any related estimates, included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

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